

profitable growth

innovation

global reach

acquisitions

continuous improvement

2012 ANNUAL REPORT





The Precision Technology Solutions Company

Dispensing and Processing | Testing and Inspection | Surface Treatment | Fluid Management

About Nordson

Founded in 1954, Nordson Corporation (Nasdaq: NDSN) delivers precision technology solutions to help customers succeed worldwide. The company engineers, manufactures and markets differentiated products and systems used for adhesive, plastic, coating, sealant and biomaterial dispensing and processing, fluid management, testing and inspection, UV curing, and surface treatment, all supported by application expertise and direct global sales and service. Nordson serves a wide variety of consumer non-durable, durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, construction, and general product assembly and finishing.

Nordson's strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, Nordson markets its products through a network of direct operations in more than 30 countries. Consistent with this strategy, more than 70 percent of Nordson's sales are generated from outside the United States. Principal facilities are located in China, Germany, India, Japan, Mexico, The Netherlands, Thailand, the United Kingdom and the USA.

PROFITABLE GROWTH

financial overview

OPERATIONS	2012	2011	2010
Sales	$ 1,409,578	$ 1,233,159	$ 1,041,551
Net income	$ 224,829	$ 222,364	$ 168,048
Average number of common shares and common-share equivalents (000s)	65,103	68,425	68,442
Diluted earnings per share	$ 3.45	$ 3.25	$ 2.46
Dividends per share	$ 0.525	$ 0.44	$ 0.39

FINANCIAL POSITION			
Working capital	$ 242,939	$ 294,796	$ 259,117
Total assets	$ 1,829,515	$ 1,304,450	$ 986,354
Long-term debt	$ 528,041	$ 313,459	$ 96,000
Shareholders' equity	$ 669,770	$ 571,323	$ 505,072

RATIOS			
Current	1.71	2.62	2.35
Net debt to EBITDA	1.58	0.81	0.23
Return on average shareholders' equity	38%	39%	40%
Return on average invested capital	23%	35%	32%

OTHER			
Employees	5,361	4,094	3,680
Shares outstanding at end of year (000s)	64,257	65,601	67,871
Market value per share at fiscal year end	$ 59.03	$ 46.37	$ 39.01

Dollar amounts in thousands except for per-share amounts.


SALES
(IN MILLIONS)
$1,500
$1,250
$1,000
$750
$500
$250
$0
09
10
11
12
US
International


DILUTED EARNINGS
(PER SHARE)
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$1.16
$2.46
$3.25
$3.45
09*
10
11
12

* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

Note: Diluted earnings per share, number of shares and dividends per share have been restated to give effect to a two-for-one stock split in 2011.

PROFITABLE GROWTH

letter to shareholders

Nordson's global team delivered another year of record performance in 2012. We remained focused on and delivered precision dispensing and related solutions that met our customers' needs better than anyone else. By helping our customers prosper, billions of people directly experience the value we provide every day.



MICHAEL F. HILTON
President and Chief Executive Officer

Our global team delivered excellent results in 2012, and our long term outlook is very bright.

We are mission critical to the production of food and beverage packages, personal hygiene products, smart phones and tablets, medical equipment, and a wide range of durable goods including appliances, building and energy products, agricultural equipment, vehicles and many others.

Our continuing success and a bright future are anchored in the tenets of our time-tested business model: innovative, differentiated technology combined with application expertise; global reach including direct customer sales and service; and operational excellence driven by a culture of continuous improvement. We apply our model to provide our customers with reliability, productivity and efficiency in their processes, and to support their latest product features.

Our efforts resulted in an outstanding year in 2012:

- Sales grew to a record $1.4 billion, an increase of 14% from a year ago. 8% of the growth was organic. Sales increased in all segments and geographies.
- We complemented strong organic growth in the later part of the year with the acquisitions of EDI, Xaloy, and Sealant Equipment & Engineering, three high performing companies with multiple opportunities for expansion.
- Gross margin was 58%, a continued strong level.
- Operating profit grew to a record $335 million and operating margin was very solid at 24%.
- Net income grew to a record $225 million. Earnings per diluted share were $3.45, an improvement of 6% over our record performance of a year ago. Over the last five years, earnings per diluted share have more than doubled.
- We generated free cash flow before dividends of $250 million.
- Our balance sheet remains strong and we have significant capacity to support organic and acquisitive growth.
- We increased our quarterly dividend by 20%, marking the 49th consecutive year we have increased our dividend. This record ranks Nordson 15th among publicly traded companies for the longest running record of annual increases.
- Total shareholder return for the year was 28%.

Excellence Across Our Businesses

All three of Nordson's global operating segments delivered solid growth and profitability in 2012.

	ADS	ATS	ICS
Organic Growth	2%	14%	14%
Acquisitive Growth	13%	5%	2%
Currency Translation	(3)%	(1)%	(2)%
Total Growth	12%	18%	14%
Operating Margin	31%	26%	12%

Adhesive Dispensing Systems (ADS)

Sales in ADS increased by 12% to $684 million this year, led by our leadership positions in consumer non-durable end markets such as packaging and nonwovens. Acquisitions added to the solid underlying organic growth, and operating profit grew to $211 million, or 31% of sales. We continued to drive excellence in all facets of the business. On the commercial side, recent product introductions continued to gain traction, and successful field tests of our next generation equipment are validating recently expanded technology investments. Our customer segmentation efforts are helping streamline our product portfolio and ensuring optimized solutions to meet differing needs. From an operational perspective, we continued to optimize our global supply chain. Most significantly, we consolidated four U.S. facilities into two, each with a specific product focus that will enhance efficiency and customer service.

Advanced Technology Systems (ATS)

ATS had an outstanding year as sales increased by 18% to $516 million. Operating profit expanded to $134 million with operating margin of 26%. Our performance was driven in part by our ability to serve the rapidly growing mobile electronic device market. Our automated dispensing and test and inspection technologies are crucial to the production of smartphones, tablets and ultrabooks. The increasing sophistication of these devices and their continued global penetration generates to greater opportunity for Nordson.

PROFITABLE GROWTH

letter to shareholders

We also delivered solid growth in a variety of niche applications including MEMS (micro electro mechanical systems) and advanced semiconductor packaging. To meet the growing demand for our expertise in these and other electronics end markets, we significantly expanded the production and service capabilities of our facilities in Suzhou, China and Carlsbad, California during the year. In addition to the success within the electronics space, ATS increased its growth opportunities, end-market diversity and stability through the cycle with continued penetration of medical and industrial applications. Sales in these areas now comprise roughly a quarter of the segment's total. Growth in these areas was strongest in our biomaterial dispensing offering and our use-once-and-dispose plastic fluid management components. Throughout the segment, a steady stream of innovative new products underpinned our performance and solidified our market leading positions.

Industrial Coating Systems (ICS)

ICS also delivered a strong year as sales increased by 14% to $209 million. Operating profit expanded to $26 million for an operating margin of 12%. Demand from manufacturers for certain durable goods drove the growth. These customers continued to specify our powder coating systems for their unmatched reliability and benefits such as quick color change. Our more standardized and tiered product lines also began to gain momentum in emerging markets. In our liquid coating offering, we launched a completely new and expanded set of products to better capture the many profitable opportunities we see in this space. We continued to apply Lean Six Sigma techniques and make appropriate investments in technology and customer facing employees to drive future profitable growth.

Acquisitions Continue to Add Value

We are also executing on our goal of becoming a more consistent acquirer. Following the three acquisitions we completed in 2011, we added three more companies to our portfolio in 2012. These companies are in spaces we have previously identified as attractive, add over $200 million in combined annual revenue to our top line, and bring us significant growth opportunities across the globe.

EDI Holdings, Inc., acquired in June 2102, is a leading provider of slot coating and flat polymer extrusion dies for plastic processors and web converters and an ideal complement to Verbruggen, another manufacturer of precision dies we acquired in 2011.

Xaloy Superior Holdings, Inc., acquired in June 2012, is a leading manufacturer of melt delivery components for extrusion machinery and plastic injection applications.

With the acquisitions of Xaloy, EDI and Verbruggen, Nordson has assembled a unique platform spanning the thermoplastic processing melt stream. Our optimized component solutions will enable the melting, filtering, pumping, transporting and deposition of a material in a highly precise way – the same highly successful model employed in our core adhesive dispensing product line. Xaloy, EDI and Verbruggen are being reported within the ADS segment.

Sealant Equipment & Engineering, acquired in August 2012, is a leader in the engineering and manufacturing of meter, mix and dispense equipment and valves which apply 1-part and 2-part sealant and adhesive materials. These cold material solutions are highly complementary to our existing offering in this area. We see significant opportunities to leverage Nordson's global infrastructure to grow the business beyond its current, largely North American footprint. Sealant Equipment is being reported within the ICS segment.

In each of these businesses, we have identified multiple revenue and cost synergies which our integration teams are currently hard at work realizing. We welcome the employees of these businesses to the Nordson organization as they continue to provide value to their customers.

Well Positioned for Fiscal Year 2013 and Beyond

We expect to deliver continued sales and earnings growth in fiscal 2013. At the same time, we recognize that uncertainty persists in the global macroeconomic environment. Europe has slipped back into a recession. Growth in North America remains modest. In most emerging markets, growth remains strong, though the pace has slowed as exports soften. Against this backdrop, most forecasters see global GDP expanding at a modest rate in 2013. In other words, 2013 may look a lot like 2012. Should this view hold, Nordson is well positioned for another solid year.

We plan to achieve our goals by relying on our unchanging core strengths, our team's ability to execute, and the many niches where we see opportunity.

- We continue to be the world leader in hot melt dispensing for rigid packaging, and our recent acquisitions give us an excellent position in the faster growing flexible packaging space. These consumer non-durable end markets provide stability and reliable growth. Opportunities are especially attractive in emerging markets.

- We continue to be the world leader in dispensing applications for baby diapers and other nonwoven hygiene products. Again, these consumer non-durable end markets provide stability and reliable growth, with particularly strong opportunities in emerging markets.

- Increasing demand and greater technical sophistication in mobile electronic devices continues to drive growth in our dispensing, surface treatment and test and inspection platforms. Related niches in MEMS, packages, and peripherals are also strong.

- Our presence in medical applications continues to expand. Macro trends in this area bode well for Nordson, including aging populations and increasing life expectancies, expanding healthcare services in developing countries, new discoveries in surgical procedures and treatments, and greater demand for disposable products to reduce cost and improve sanitary conditions.

- Certain durable goods markets such as small agricultural equipment, automotive, appliance and piping were strong in 2012, and we expect they will remain solid in 2013. A housing recovery and an increase in commercial, industrial and infrastructure building could provide additional upside to parts of the business.

- In all of our markets, our ability to introduce new technology provides customers with real benefits and an incentive to invest. Regardless of the economic cycle, we prioritize product and application development as critical. We increased R&D spending by 35% in 2012 over the previous year and invested millions more in application engineering. Our tiered product program is increasing the market segments we can reach. In addition, more than 40% of our revenues are recurring in nature, related to replacement parts and use-once-and-dispose consumables.

- We have the capacity to add to our core with strategic acquisitions that fit our model and to which we can add value. Our pipeline of prospects continues to grow.

- We continue to deepen our talent pool at all levels of the organization. At the board level, we welcome our two newest directors, Frank M. Jaehnert, Chief Executive Officer and President of Brady Corporation, and Arthur L. George, Jr., Senior Vice President at Texas Instruments Incorporated. Frank brings us deep experience in international business, executive management and leadership, strategy development and execution, and finance and accounting. Art adds expertise in executive management and operational and new product development experiences in high technology markets.

- And finally, our continuous improvement initiatives, described later in this report, should continue to sustain performance.

Our long term outlook is very bright. However, in the event that near term market conditions fluctuate, we have demonstrated our ability to implement appropriate actions rapidly. Few organizations execute as well as Nordson. As Nordson co-founder Eric Nord once said, "We look on changing patterns as opportunities rather than problems." These words still resonate today, and we look to the future with confidence.

Let me close this letter with a deeply felt note of thanks to the more than 5,000 employees across the globe who make up Nordson. Thank you for your passion, energy, excellence and integrity in delivering value to our customers, our communities and our shareholders. And a special thanks to you, our shareholders, for your investment in our company.

Sincerely,

Michael F. Hilton
President and Chief Executive Officer
January 18, 2013

PROFITABLE GROWTH

financial focus



GREGORY A. THAXTON
Senior Vice President, Chief Financial Officer

Fiscal 2012 is the third consecutive year Nordson has delivered record financial performance.

Sales

The application of our winning business model to a diverse set of global growth markets continued to generate outstanding results in 2012. Our ability to deliver real value to our customers generated a 14 percent increase in sales compared to the previous year, with solid growth in every segment and geography. The growth was balanced as 8 percent of the increase came from improvements in organic volume and 8 percent from the first year effect of acquisitions, with a negative 2 percent impact related to the unfavorable effects of currency translation.

FISCAL 2012 SALES

BY SEGMENT


15%
48%
37%
Adhesive Dispensing
Advanced Technology
Industrial Coating

BY PRODUCT TYPE


20%
42%
38%
Standard Product
Engineered Systems
Parts & Consumables

BY GEOGRAPHY


29%
27%
9%
8%
27%
U.S.A
Americas
Europe
Japan
Asia Pacific

SEGMENT SALES
(IN MILLIONS)


14% CAGR
28% CAGR
24% CAGR
$700
$600
$500
$400
$300
$200
$100
$0
09 10 11 12
09 10 11 12
09 10 11 12
Adhesive Dispensing
Advanced Technology
Industrial Coating

Operating Profit

We continued to serve our customers efficiently, resulting in strong full year operating margin of 24 percent. Excluding our three fiscal year 2012 acquisitions, short-term purchase accounting charges related to inventory and associated transaction fees, full year operating margin was 26 percent, the same outstanding level we delivered a year ago and indicative of our continuing strong performance. At the same time, we remain focused on continuous improvement opportunities throughout the organization.

OPERATING PROFIT
(IN MILLIONS)


$350
$275
$200
$125
$50
14%
23%
26%
24%
30%
25%
20%
15%
10%
09*
10
11
12
Operating Margin
Operating Profit
* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

EBITDA

With our growth in sales and disciplined approach to spending, we delivered EBITDA of $376 million, or 27 percent of sales. We generated this high level of EBITDA even as we continued to fund strategic investments in those areas that will drive growth and differentiate Nordson over the long term, including technology development and the expansion of our direct sales and service organization. Net income grew to $225 million, and diluted earnings per share expanded to $3.45, an increase of 6 percent over the prior year.


EBITDA
(IN MILLIONS)
EBITDA $ mill
EBITDA as % of sales
$400
$300
$200
$100
$0
35%
30%
25%
20%
15%
19%
26%
28%
27%
09*
10
11
12

* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

Our ability to grow our business profitably with only modest capital expenditure requirements generates a high level of free cash: $250 million before dividends in 2012, reflecting very strong cash conversion of 111 percent of net income.

This strong cash generation provides Nordson with the ability to support multiple strategic initiatives. In addition to re-investments in our core business, we continued to execute on our acquisition strategy this year, completing three transactions in spaces we have previously identified as strategically attractive. We've also remained focused on returning capital directly to shareholders through share repurchases and dividends. Over the past two years we have purchased 7 percent of Nordson's outstanding shares at an average price of $45.35 per share, a discount of approximately 23 percent compared to the 2012 year end closing price of $59.03 per share. In 2012 we increased our quarterly dividend by 20 percent and distributed $34 million in dividends, and since 2009 we have increased our dividend by 42 percent. Overall we have increased our annual dividend for 49 consecutive years, placing us in an elite group of only 15 public companies with such a record.

DIVIDENDS PER COMMON SHARE


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
09
10
11
12

Total Shareholder Return

All elements of Nordson's business model combine to drive outstanding total shareholder return. We have performed in the top quartile for this measure as compared against relevant indices over one, three, five and ten year periods.

COMPARISON OF CUMULATIVE RETURN


Nordson
Assumes $100 invested on November 1, 2002.
Assumes dividend reinvested.
Fiscal year ending Oct. 31, 2012. Source: Zacks Research
$700
$600
$500
$400
$300
$200
$100
02
03
04
05
06
07
08
09
10
11
12
S&P Midcap 400
S&P Midcap 400 Industrial Machinery
S&P 500 Industrial Machinery
Nordson Corporation

As we begin 2013, we remain focused on profitable growth. We are well positioned to achieve this goal with experienced leadership, an excellent customer value proposition, a culture of continuous improvement and a global team that continues to execute at the highest levels.

PROFITABLE GROWTH

innovation

Nordson sets the standard for innovation across the many markets we serve. We create sustainable competitive advantage by providing our customers with products and systems that solve their problems and enable their success.

At Nordson, we are committed to maintaining and growing our market leading positions through the continuous introduction of differentiated, best-in-class technology that increases our customers' production, improves their productivity, reduces their cost and supports leading-edge product features. We couple our winning technology with superior global service, including a highly consultative sales approach, application expertise, direct on-site service and readily available parts to offer a complete value proposition that is notably different than that of our competitors.

SAFER HEALTHCARE

In medical applications, Nordson's new Value Plastics BPL Series of tubing connectors reduces the risk of tubing misconnections. The connectors' 10-point grip and patent pending winged male fitting provide superior ergonomics, while the snap-on design easily confirms that components are properly connected. These attributes are crucial in fast-paced medical environments that require rapid, secure connections to be made without hesitation. Used once and disposed of for sanitary reasons, the connectors provide Nordson with steady recurring revenue.


NexJet
Nordson
Genius
Jet Cartridge

Dispensing Genius

The patent pending NexJet™ jetting system makes dispensing of fluids faster, easier, and more intuitive. At the heart of the system is the one-piece Genius Jet Cartridge, which provides up to 50 million dispense cycles. Intelligence in the cartridge signals an operator when a replacement is required. Similar to an ink jet printer cartridge, the Genius Jet is easily removed and replaced in seconds without tools, saving time, money, and labor on the production line. The products earned the industry's 2012 Global Technology Award for dispensing equipment.



TIPS FOR SUCCESS

We are the industry leader in manufacturing high-quality precision dispensing tips and adhesive nozzles in a variety of styles, sizes and materials to meet virtually any fluid dispensing application. All dispense tips are produced in our certified silicone-free facilities to avoid contamination that can cause problems in critical adhesive bonding processes.



Ensuring Quality

Nordson's Jade FP X-ray inspection system (shown here) uses the latest flat panel detector technology to provide a cost effective approach where high quality real-time imaging is needed in electronics production tasks. X-Plane™ software is a revolutionary option for Nordson's range of X-ray inspection systems that uses a proprietary, patent applied for CT technique to create 2-D X-ray slices in any plane of a printed circuit board assembly without the need to cut or destroy the board. Both products earned the industry's 2012 Global Technology Award.



Better Hygiene

Patent pending Allegro™ elastic attachment nozzles apply hot melt adhesive to elastic strands to enhance bond integrity in the production of disposable hygiene products. Applications include elasticized leg cuffs and waistbands on infant diapers, training pants and adult incontinence products.

The nozzles also help increase customer throughput, supporting production line speeds up to 650 meters per minute.



Increased Productivity

This new Trilogy™ non-electrostatic spray gun incorporates the latest in design technology, providing excellent spray quality, ease of handling and maintenance, and the durability to withstand harsh manufacturing environments. The gun is part of a comprehensive liquid dispensing product line expansion introduced this year that also includes stainless steel pumps and plural component metering systems.



Aesthetically Pleasing

The Artiste™ Assisted Injection System breaks new ground in aesthetic procedures.

Using CO_2 pressure instead of thumb pressure, Artiste™ provides more consistent pressure during the injection process. This offers greater accuracy, reliability and control than manual injection and allows the physician to reduce hand fatigue and concentrate fully on the area being treated.

PROFITABLE GROWTH

global reach

Nordson is committed to being wherever our customers need us. Our direct presence in more than 30 countries is a source of sustainable competitive advantage and enables us to meet the varied needs of smaller regional and domestic players as well as those of the largest global multi-nationals.

Nordson's global reach ensures that we provide the highest value at every step of the customer supply chain — from initial design, to OEM integration, to end user start-up, to regular maintenance and optimization. With locally available inventory and direct service, we keep customer production lines up and running and prevent costly downtime. Our worldwide footprint also positions us to capture expanding opportunities in emerging geographies and provides us with the means to accelerate the growth of the businesses we acquire.


Nordson
China
Advanced
开业大吉


EXPANSION IN CHINA

Nordson executive leadership, employees, customers, distributors and suppliers joined together earlier this year to celebrate the opening of the Advanced Technology Systems segment's newly expanded center of excellence in Suzhou, China.



Enhanced Capabilities

In addition to greater manufacturing capability, our new Suzhou, China facility features testing and laboratory capabilities, a full training and demonstration center, and will serve as a base for enhanced sales and after-market support throughout the Asia Pacific region. Current production at the plant includes selected Nordson test and inspection, dispensing and surface treatment products for electronics end markets. Other production will be added over the next 12 months.



Emerging Market Growth

Secular trends and growing income levels in emerging markets bode well for Nordson over the long term. Demand is expected to grow in numerous applications supported by Nordson including rigid and flexible packaging, baby diapers and other sanitary products, smart phones and other electronic devices, transportation, infrastructure and a wide range of durable goods. Our tiered product offering, which provides a range of models and features, is enabling us to serve an even wider range of customer segments in these markets.

WORLDWIDE OPERATIONS

USA

California
Carlsbad
Concord
Fremont

Colorado
Ft. Collins

Florida
St. Petersburg

Georgia
Duluth
Swainsboro

Michigan
Plymouth

Minnesota
St. Paul

New Jersey
Robbinsville

North Carolina
Hickory

Ohio
Amherst
Westlake (HQ)
Youngstown

Pennsylvania
New Castle

Rhode Island
East Providence

Virginia
Pulaski

Wisconsin
Chippewa Falls

Americas

Brazil
São Paulo

Canada
Laval
Toronto

Colombia
Envigado

Mexico
Guadalajara
Mexico City
Monterrey
Queretaro

Europe/Africa

Austria
Vienna

Belgium
Temse

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bugival
Lagny Sur Marne

Germany
Erkrath
Pforzheim
Kirchheim unter Teck
Lüneburg
Neckarsulm
Wehnrath

Italy
Segrate

Netherlands
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Nogueira da Mala
Porto

Russia
Moscow
St. Petersburg

South Africa
Cape Town
Durban
Johannesburg

Spain
Valencia

Sweden
Malmö
Switzerland
Münchenstein

United Kingdom
Aylesbury
Colchester
Dunstable
Milton Keynes
Stockport

Asia Pacific

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Dongguan
Guangzhou
Shanghai
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Penang
Pulau Pinang
Selangor

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Seongnam City

Thailand
Chonburi

Japan
Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

Major manufacturing locations italicized

PROFITABLE GROWTH

acquisitions

Nordson complements its strong organic growth with strategic acquisitions. In 2012, we completed three transactions which deepen our technology and application portfolio, broaden our global footprint, and increase our growth opportunities.

Driven by more robust strategic planning, our upgraded acquisition process is clearly delivering results. This process is led by an expanded corporate development team working in tandem with business development teams within each of our three segments. We have increased our ability to become a more consistent acquirer and now employ a more rigorously defined set of criteria to screen both areas of interest and potential targets. Going forward, our strong cash generation provides us with the means to fund the right opportunities.

Nordson Acquisition Checklist

Similar business model: attractive markets, leading edge technology, selling value, unmatched service, recurring revenue stream

Financial performance: above average growth, attractive profitability, near term earnings accretion

Synergy opportunity: capture both cost and revenue synergies

Enhance performance with the Nordson operating system

Leverage across Nordson's global infrastructure



Executing in a Targeted Space

The acquisition of Sealant Equipment & Engineering (SEE) expands Nordson's presence in the global cold material equipment market, a space we have identified as having attractive growth characteristics. Similar to Nordson, SEE serves its blue chip customer base with outstanding service and differentiated products which improve their processes and productivity. The company is a leader in the engineering and manufacturing of meter, mix and dispense equipment and valves which apply single and plural component ambient temperature



EXPERTISE IN PLASTICS PROCESSING

With the acquisitions of Xaloy and EDI this year and Verbruggen in 2011, Nordson provides a full suite of mission critical components for plastic processing customers. The highly engineered screws pictured here, which can be up to 560mm in diameter and up to 12 meters long, are used in conjunction with barrels to melt and mix plastic resins. The demanding environment in which the screws operate necessitates their regular replacement and generates recurring revenue.






XALOY


Lay's
Beggin'

adhesives and sealants. While Nordson has long had a profitable niche in this area, SEE dramatically expands our capability in a wide range of general industry applications including aerospace and transportation, building and construction, medical, alternative energy, consumer products and many others. In addition, we see significant opportunities to leverage Nordson's global infrastructure to grow SEE beyond its current, largely North American footprint.

Building a New Platform

Over the past two years, Nordson has built a strong new growth platform in the global plastics processing market. Our targeted approach has resulted in the acquisition of Extrusion Dies Industries (EDI) and Xaloy during the past year and Verbruggen in 2011. With these three market leaders, Nordson has assembled a unique and compelling offering of high-value components and application expertise that spans the entire thermoplastic "melt stream."

No single competitor can match our know-how in the melting, filtering, pumping, transporting and deposition of plastic resins in plastic extrusion and injection molding processes. This offering is analogous and complementary to the same highly successful model Nordson has employed for many years within its hot melt adhesive dispensing product line. And while these acquired businesses are already solid financial performers, we have identified multiple synergies that will enhance their growth and performance over the long term.

The plastics processing market provides numerous opportunities for growth. Flexible packaging includes a wide range of bags, wraps, pouches and other containers made of single or multiple layered plastic films for food and beverage, health and beauty, pharmaceuticals and many other applications. Participation in this space is a complement to our existing leadership position in rigid packaging. Our solutions also facilitate the molding of light-weight, durable and cost effective plastics into numerous shapes for electronics, medical devices, building products, transportation, aerospace, and consumer goods applications.

PROFITABLE GROWTH

continuous improvement

Every day, we are committed to getting better at everything we do. We are focused on activities that increase our ability to serve our customers, drive the growth and performance of our core business, and create value in the businesses we acquire.

Our Continuous Improvement efforts span distinct value streams *(pictured above right)* which represent how we deliver value to our customers. These efforts are supported by a dedicated Continuous Improvement team that partners with all business units globally and reports directly to our chief executive officer. The team supports corporate growth and operating profit objectives through specific projects and initiatives, identification and implementation of best practices that deliver more value to our customers at lower cost, and the ongoing creation of sustainable competitive advantage.



Facility Optimization

Our successful consolidation of four facilities into two within our Adhesive Dispensing segment this year enables us to serve customers more efficiently and improves our long term competitiveness. The two remaining facilities have been optimized with one focused on lower volume, more highly engineered and customized systems and products and the other on higher volume, standardized systems and products. In addition, both facilities include a number of pro-environmental "green" features.





OUR EMPLOYEES DELIVER

Nordson employees, pictured here celebrating the opening of our newly expanded and optimized plant outside Atlanta, are dedicated to executing at the highest levels.

NORDSON CONTINUOUS IMPROVEMENT TEAM

VALUE STREAMS	Ideation to Commercialization	Opportunity to Cash	Demand to Deliver
FUNCTIONAL SUPPORT	Finance & Controlling	Business Intelligence	Lean Six Sigma


nVision

Better Products Faster

Innovation has long been a key to Nordson's growth. To build on our success, our Continuous Improvement team has begun the introduction of "nVision," a standardized process and toolset for new product development and project portfolio management. nVision improves project decision making through project scorecards, project justification, clearer definition of project stages and deliverables, more disciplined gate reviews, and risk analysis tools. The benefits include delivering better products to our customers more quickly and greater return on our research and development investments.



Strengthening Our Team

People are Nordson's strength. To ensure our work force is prepared to meet the challenges of today and tomorrow in an increasingly competitive world, we continue to focus on talent management initiatives. These initiatives include increased cross-functional and cross-business employee development opportunities, more robust succession planning, new leadership development and training programs and formalized mentoring activities.



Supply Chain Optimization

Procured materials and components make up the largest portion of Nordson's cost of goods sold. Our low cost country sourcing (LCCS) program continues to expand for many of these items, reducing our costs and increasing our efficiency. Aggregated purchases across the enterprise including logistics and strengthened freight management efforts are providing us with additional opportunities to reduce costs. In addition, we create value by applying these and other methodologies to the businesses we acquire.



Better Data, Better Decisions

As part of an enterprise-wide initiative surrounding master data, we are improving the depth and sophistication of customer and product information used in critical business processes. Through information system enhancements, better data field definition and standardization, stronger data governance and data cleansing, we expect to achieve greater insights that will improve our end market analysis, segmentation, longer term forecasting, new product development, pricing strategy, sales resource allocation and credit risk management among several other processes. The end result will be an enhanced ability to serve customers and capture growth.

philosophy

Corporate Purpose

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

Corporate Goals

Nordson operates to create balanced, long-term benefits for all our constituencies.

Shareholders

Our corporate goal for growth is to deliver top quartile total shareholder return. While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson understands that every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter. We do expect to produce long-term gains.

When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised. We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities

Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees work.

Nordson is committed to contributing approximately 5 percent of domestic pre-tax earnings to support charitable activities, with a focus on education and communities where the company has major facilities. Our employees also show their support by volunteering through Nordson's Time 'n Talent program. In 2012, nearly 1,700 volunteers spent approximately 5,200 hours strengthening their communities and supporting individuals and families in need.

Nordson Values | Customer Passion | Energy | Excellence | Integrity | Respect for People

giving back

As derived from our Corporate Philosophy, Nordson is committed to conducting business in a manner consistent with the objectives of sustainable development, carefully balancing economic success with social commitment and environmental stewardship.



Social Commitment

Nordson operates a multi-faceted program in support of communities where it has major operations.

Financial Contributions

Nordson contributes a significant amount of its domestic pre-tax earnings to charitable endeavors every year. Through the Nordson Corporation Foundation, we provide grants to numerous non-profit organizations annually, especially those focused on education. In addition, the company operates a Matching Gifts Program that matches director, employee and retiree donations to non-profit organizations and schools. Nordson also provides numerous in-kind donations. Nordson recently has expanded its giving internationally, with Nordson operations in Brazil, China, Germany, the Netherlands and the United Kingdom initiating support for their local communities.

Time 'n Talent Employee Volunteer Program

Nordson's Time 'n Talent Volunteer Program encourages volunteerism by providing all employees, retirees and their families opportunities to participate in volunteer activities which address needs in our communities. Since the program's inception in 1993, Nordson employees have volunteered tens of thousands of hours in a wide scope of activities.

For more information on Nordson corporate sustainability, please visit **nordson.com/givingback and nordson.com/responsibility**



Environmental Stewardship

Nordson strives to be a clean and quiet neighbor. We are committed to meeting or exceeding all applicable international, federal, state and local environmental regulations, monitoring how our operations impact the environment, and striving for continuous improvements. We also research and invest in new technologies that enhance our efficiency and environmental performance in a manner that is feasible and practical for our business.

In addition, we encourage employees to conduct activities in an environmentally responsible manner not only in the workplace, but at home. Our environmental stewardship efforts continue to evolve and encompass a variety of activities.

Facilities/Operations

Our approach is illustrated by our global headquarters in Westlake, Ohio, which opened in 2010 and has earned Silver Level Leadership in Energy and Environmental Design (LEED) certification. Environmental benefits of the facility include preservation of natural space, limited storm water generation, reduced heat island effects, reduced water use and optimized energy use. Ongoing energy reduction programs at all Nordson facilities include retrofitting of more efficient lighting and programmable thermostats, and the use of power on demand for manufacturing equipment where feasible.

Waste and Recycling

Ongoing programs in this area include the use of reusable crates and dissolvable packing materials, proper disposal of hazardous waste, and recycling programs for paper and cardboard, metals, glass, food and beverage containers, and electronic equipment.

Product and Packaging Design

This effort includes the design of next generation equipment that allows customers to achieve higher yields and reduce waste. Our focus on precision solutions also enables customers to use less material (adhesives, coatings) in their processes. We also restrict the use of environmentally harmful compounds in our materials and manufacturing processes, we strive to optimize the energy efficiency of our products and systems, and we promote the proper collection, recycling and recovery of discarded products.

PROFITABLE GROWTH

11 year summary

OPERATING DATA[a]	2012	2011	2010	2009
Sales	$ 1,409,578	$ 1,233,159	$ 1,041,551	$ 819,165
Cost of sales	586,289[h]	484,727	419,937	350,239
% of sales	42	39	40	43
Selling and administrative expenses	485,285	429,489	384,752	337,294
% of sales	34	35	37	41
Severance and restructuring costs	2,524	1,589	2,029	16,396
Goodwill and long-lived asset impairments	—	1,811	–	243,043
Operating profit (loss)	335,480	315,543	234,833	(127,807)
% of sales	24	26	23	(16)
Income (loss) from continuing operations	224,829	222,364	168,048	(160,055)
% of sales	16	18	16	(20)

FINANCIAL DATA[a]	2012	2011	2010	2009
Working capital	$ 242,939	$ 294,796	$ 259,117	$ 190,249
Net property, plant and equipment, and other non-current assets	1,242,829	827,493	535,323	544,003
Total invested capital[b]	1,261,962	853,071	567,323	508,989
Total assets	1,829,515	1,304,450	986,354	890,674
Long-term liabilities	816,061	550,966	289,368	364,276
Shareholders' equity	669,770	571,323	505,072	369,976
Return on average invested capital - %[c]	23	35	32	10[d]
Return on average shareholders' equity - %[e]	38	39	40	13[f]

PER SHARE DATA[a][g]	2012	2011	2010	2009
Average number of common shares (000s)	64,407	67,616	67,610	67,129
Average number of common shares and common-share equivalents (000s)	65,103	68,425	68,442	67,129
Basic earnings (loss) per share from continuing operations	$ 3.49	$ 3.29	$ 2.49	$ (2.38)
Diluted earnings (loss) per share from continuing operations	3.45	3.25	2.46	(2.38)
Dividends per common share	0.525	0.44	0.39	0.36875
Book value per common share	10.42	8.71	7.44	5.49

(a) See accompanying Notes to Consolidated Financial Statements. Dollar amounts in thousands except for per-share amounts.
(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.
(c) Income from continuing operations, plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash), plus average quarterly equity over five accounting periods.
(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.
(e) Income from continuing operations as a percentage of average quarterly shareholders equity over five accounting periods.
(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.
(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.
(h) Includes $2,040 associated with the transfer of production and start-up activities related to a plant consolidation initiative.
(i) Includes an inventory write-down of $11,400.

2008	2007	2006	2005	2004	2003	2002
$ 1,124,829	$ 993,649	$ 892,221	$ 832,179	$ 771,450	$ 659,616	$ 627,619
494,394	439,804	379,800	362,824	334,302	291,297	294,149[i]
44	44	43	44	43	44	47
434,476	401,294	362,179	337,782	318,562	286,900	273,139
39	40	41	41	41	43	44
5,621	409	2,627	875	–	2,028	2,499
–	–	–	–	–	–	–
190,338	152,142	147,615	130,698	118,586	79,391	57,832
17	15	17	16	15	12	9
117,504	90,692	97,667	84,510	68,307	41,807	25,008
10	9	11	10	9	6	4
$ 180,317	$ 180,010	$ 105,979	$ 66,442	$ 167,362	$ 67,708	$ 93,226
782,356	801,916	475,586	476,810	476,276	489,436	489,899
847,253	846,911	498,978	492,927	518,378	533,080	551,541
1,166,669	1,211,840	822,890	790,417	840,548	766,806	764,472
388,561	450,809	151,037	212,340	240,305	257,035	314,235
574,112	531,117	430,528	330,912	403,333	300,109	268,890
15	14	21	18	15	10	6
20	19	26	21	19	15	9
67,492	67,094	66,729	71,437	70,978	67,405	66,766
68,613	68,363	68,361	73,054	73,093	67,798	67,380
$ 1.74	$ 1.35	$ $ 1.46	$ 1.18	$ 0.96	$ 0.62	$ 0.37
1.71	1.33	1.43	1.16	0.93	0.62	0.37
0.365	0.35	0.335	0.3225	0.3125	0.3025	0.285
8.52	7.88	6.44	5.03	5.56	4.41	4.00

PROFITABLE GROWTH

shareholder information

Dividend Information and Price Range for Common Shares

Following is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2012 and 2011.

Fiscal Quarter

2012	Dividend Paid	Common Share Price	
		High	Low
First	$0.125	$48.39	$39.65
Second	$0.125	$56.46	$46.35
Third	$0.125	$54.19	$47.85
Fourth	$0.15	$62.81	$50.17
2011			
First	$0.105	$47.58	$38.06
Second	$0.105	$58.75	$47.56
Third	$0.105	$59.01	$48.98
Fourth	$0.125	$50.50	$37.21

Source: NASDAQ OMX

Research Firms

The following firms provide research data on Nordson Corporation:

Barrington Research
BB&T Capital Markets
BMO Capital Markets
CJS Securities
Janney Capital Markets
KeyBanc Capital Markets
Longbow Research
Oppenheimer & Co. Inc.
Sidoti & Company

Stock Listing Information

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

Annual Shareholders' Meeting

Date: February 26, 2013
Time: 8:30 a.m.
Location: Cleveland Marriott Downtown at Key Center, 127 Public Square, Cleveland, Ohio 44114 USA

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940

Overnight deliveries:
250 Royall Street
Canton, MA 02021

+1.800.622.6757 (U.S., Canada, Puerto Rico)
+1.781.575.4735 (Non U.S.)
Internet inquiries: www.computershare.com/investor

Dividend Reinvestment Program

Nordson's Dividend Reinvestment Program provides shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact Computershare.

Electronic Dividend Payments

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge. For information about this service, please contact Computershare.

Nordson Online

Nordson's web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also webcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Form 10-K/Financial Reports

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available on our web site at www.nordson.com/investors. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to:

James R. Jaye,
Director, Communications and Investor Relations
Nordson Corporation
28601 Clemens Road, Westlake, Ohio 44145
+1.440.414.5639 | jim.jaye@nordson.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road	
Westlake, Ohio	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580

(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, without par value

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq Stock Market) as of April 29, 2012 was approximately $3,452,129,000.

There were 64,321,670 Common Shares outstanding as of November 30, 2012.

Documents incorporated by reference:

Portions of the Proxy Statement for the 2013 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Item 1. Business

General Description of Business

Nordson engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, plastics, sealants and biomaterials; managing fluids; testing and inspecting for quality; and treating surfaces. These products are supported with extensive application expertise and direct global sales and service. Nordson serves a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing.

Our strategy for long-term growth is based on solving customers' needs globally. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, more than 70 percent of our revenues were generated outside the United States in 2012.

We have 5,361 employees worldwide. Principal manufacturing facilities are located in the United States, Belgium, Peoples Republic of China, Germany, India, the Netherlands, Thailand and the United Kingdom.

Corporate Purpose and Goals

We strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies.

Although every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter, we do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

We drive organic growth by continually introducing new products and technology, providing high levels of customer service and support, capturing rapidly expanding opportunities in emerging geographies, and by leveraging existing technology into new applications. Additional growth comes through the acquisition of companies that serve international growth markets, share our business model characteristics and can be grown via our global infrastructure.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established, worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional global team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean and Six Sigma initiatives to continuously improve our processes.

We are an equal opportunity employer.

We are committed to contributing approximately five percent of domestic pretax earnings to human welfare services, education and other charitable activities, particularly in communities where we have major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales

In accordance with accounting standards, we have reported information about our three operating segments. This information is contained in Note 16 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses

We engineer, manufacture and market differentiated products and systems used for precision dispensing and processing, fluid management, testing and inspection, surface treatment and curing. Our technology-based systems can be found in manufacturing facilities around the world producing a wide range of goods for consumer durable, consumer non-durable and technology end markets. Equipment ranges from single-use components to manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We market our products in the United States and in more than 50 other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers. We create value for our customers by developing solutions that increase uptime, enable faster line speeds and reduce consumption of materials.

The following is a summary of the products and markets served by our operating segments:

1. Adhesive Dispensing Systems

This segment delivers our proprietary precision dispensing and processing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

- ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
- ***Packaging*** — Automated adhesive dispensing systems used in the rigid packaged goods industries. Key strategic markets include food and beverage packaging, pharmaceutical packaging, and other consumer goods packaging.
- ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products and for use in the paper and paperboard converting industries. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture, solar energy, and the manufacturing of bags, sacks, books, envelopes and folding cartons.
- ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, and paper industries. Key strategic markets include carpet, labels, tapes and textiles.
- ***Plastic Processing*** — Components and systems used in the thermoplastic melt stream in plastic extrusion and injection molding processes. Key strategic markets include flexible packaging, electronics, medical, building and construction, transportation and aerospace, and general consumer goods.

2. Advanced Technology Systems

This segment integrates our proprietary product technologies found in progressive stages of a customer's production process, such as surface treatment, precisely controlled automated, semi-automated or manual dispensing of material, and post-dispense bond testing and X-ray inspection to ensure quality. Related single-use plastic molded syringes, cartridges, tips, and fluid connection components are used to dispense fluids or control flow in production processes or within customers' end products. This segment primarily serves the specific needs of electronics, medical and related high-tech industries.

- ***Electronic Systems*** — Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids, and related gas plasma treatment systems for cleaning and conditioning surfaces prior to dispense. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, micro electronic mechanical systems (MEMS), semiconductor packaging, light emitting diodes (LED) and solar energy.
- ***Fluid Management*** — Precision manual and semi-automated dispensers, highly engineered single-use plastic molded syringes, cartridges tips, and fluid connection components. Products are used for applying and controlling the flow of adhesives, sealants, lubricants, and biomaterials in critical industrial production processes and within medical equipment and related surgical procedures. Key strategic markets include consumer goods, electronics, industrial assembly, solar, anesthesia, cardiovascular and ophthalmic surgery, blood management, pneumatic control systems, water treatment, and analytical instrumentation.
- ***Test & Inspection*** — Bond testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, micro electronic mechanical systems (MEMS), semiconductor packaging, light emitting diodes (LED) and solar energy.

3. Industrial Coating Systems

This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, finishes, sealants and other materials, and curing and drying of dispensed material. This segment primarily serves the consumer durables market.

- ***Cold Materials*** — Automated and manual dispensing products and systems used to apply multiple component adhesive and sealant materials in the general industrial and transportation manufacturing industries. Key strategic markets include aerospace, alternative energy, appliances, automotive, building and construction, composites, electronics and medical.
- ***Container Coating*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty coatings, semiconductor materials and paints. Key strategic markets include electronics, containers, and durable goods products.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment, pipe coating, and wood and metal shelving.

Manufacturing and Raw Materials

Our production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. We have principal manufacturing operations in the United States in Amherst and Youngstown, Ohio; Duluth and Swainsboro, Georgia; Carlsbad, California; Ft. Collins, Colorado; Plymouth, Michigan; Eagan, Minnesota; Robbinsville, New Jersey; Hickory, North Carolina; New Castle, Pennsylvania; East Providence, Rhode Island; Pulaski, Virginia and Chippewa Falls, Wisconsin; as well as in Temse, Belgium; Shanghai and Suzhou, Peoples Republic of China; Luneburg, Germany; Bangalore, India; Maastricht, the Netherlands; Chonburi, Thailand and in Aylesbury, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings, tubing and pellets. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

We maintain procedures to protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A Risk Factors.

Our intellectual property portfolios include valuable patents, trade secrets, know-how, domain names, trademarks and trade names. As of October 31, 2012, we held 435 United States patents and 892 foreign patents and had 235 United States patent applications pending and 814 foreign patent applications pending, but there is no assurance that any patent application will be issued. We continue to apply for and obtain patent protection for new products on an ongoing basis.

Patents covering individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. Our current patent portfolio has expiration dates ranging from January 2013 to April 2037. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country. We believe, however, that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.

We believe our trademarks are important assets and we aggressively manage our brands. We also own a number of trademarks in the United States and foreign countries, including registered trademarks for Nordson, Asymtek, Dage, EDI, EFD, Micromedics, Value Plastics, and Xaloy and various common law trademarks which are important to our business, inasmuch as they identify Nordson and our products to our customers. As of October 31, 2012, we had a total of 1,137 trademark registrations in the United States and in various foreign countries.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. Although in aggregate our intellectual property is important to our operations, we do not believe that the loss of any one patent, trademark, or group of related patents or trademarks would have a material adverse effect on our results of operations or financial position of our overall business.

Seasonal Variation in Business
Generally, the highest volume of sales occurs in our fourth quarter due in large part to the timing of customers' capital spending programs. Accordingly, first quarter sales volume is typically the lowest of the year due to timing of customers' capital spending programs and customer holiday shutdowns.

Working Capital Practices
No special or unusual practices affect our working capital. However, we generally require advance payments as deposits on customized equipment and systems and, in certain cases, require progress payments during the manufacturing of these products. We continue to initiate new processes focused on reduction of manufacturing lead times, resulting in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers
We serve a broad customer base, both in terms of industries and geographic regions. In 2012, no single customer accounted for ten percent or more of sales.

Backlog
Our backlog of open orders increased to approximately $178,000 at October 31, 2012 from approximately $129,000 at October 31, 2011. The amounts for both years were calculated based upon exchange rates in effect at October 31, 2012. The increase can be traced primarily to acquisitions completed during the year. All orders in the 2012 year-end backlog are expected to be shipped to customers in 2013.

Government Contracts
Our business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions
Our equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing, coating, testing and inspection, and fluid management techniques. Any production process that requires surface preparation or modification, application of material to a substrate or surface, curing, testing and inspection, or fluid management is a potential use for our equipment.

Many factors influence our competitive position, including pricing, product quality and service. We maintain a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to our leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development
Investments in research and development are important to our long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses were approximately $36,535 in 2012, compared with approximately $26,997 in 2011 and $23,835 in 2010.

Environmental Compliance

We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material effect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that could require us to incur costs and expenses that may have a material effect, but cannot be presently anticipated.

We believe that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from our operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Compliance with federal, state and local environmental protection laws during 2012 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees

As of October 31, 2012, we had 5,361 full- and part-time employees, including 123 at our Amherst, Ohio, facility who are represented by a collective bargaining agreement that expires on November 3, 2013 and 66 at our New Castle, Pennsylvania facility who are represented by a collective bargaining agreement that expires on July 31, 2014. No material work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information

Our proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as ours, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements.

The significant risk factors affecting our operations include the following:

Changes in United States or international economic conditions could adversely affect the profitability of any of our operations.

In 2012, 28 percent of our revenue was derived from domestic customers, while 72 percent was derived from international customers. Our largest markets include appliance, automotive, construction, container, electronics assembly, food and beverage, furniture, life sciences and medical, metal finishing, nonwovens, packaging, paper and paperboard converting, plastics processing and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, either globally, regionally or in the markets in which we sell products could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

Our recent historical growth has depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of our acquisition strategy is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, the amortization of acquisition-acquired assets, or possible future impairments of goodwill or intangible assets associated with the acquisition.

We may also face liability with respect to acquired businesses for violations of environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities associated with environmental laws.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
Our success will continue to depend to a significant extent on the continued service of our executive management team and the ability to recruit, hire and retain other key management personnel to support our growth and operational initiatives and replace executives who retire or resign. Failure to retain our leadership team and attract and retain other important management and technical personnel could place a constraint on our global growth and operational initiatives, possibly resulting in inefficient and ineffective management and operations, which would likely harm our revenues, operations and product development efforts and eventually result in a decrease in profitability.

If we fail to develop new products, or our customers do not accept the new products we develop, our revenue and profitability could be adversely impacted.
Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a leading provider of precision technology solutions for the industrial equipment market. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Difficulties or delays in research, development or production of new products or failure to gain market acceptance of new products and technologies may reduce future sales and adversely affect our competitive position. We continue to invest in the development and marketing of new products. There can be no assurance that we will have sufficient resources to make such investments, that we will be able to make the technological advances necessary to maintain competitive advantages or that we can recover major research and development expenses. If we fail to make innovations, launch products with quality problems or the market does not accept our new products, our financial condition, results of operations, cash flows and liquidity could be adversely affected. In addition, as new or enhanced products are introduced, we must successfully manage the transition from older products to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and ensure that we can deliver sufficient supplies of new products to meet customers' demands.

If our intellectual property protection is inadequate, others may be able to use our technologies and tradenames and thereby reduce our ability to compete, which could have a material adverse effect on us, our financial condition and results of operations.
We regard much of the technology underlying our products and the trademarks under which we market our products as proprietary. The steps we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology, or third parties may independently develop similar technology. We rely on a combination of patents, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. The agreements may be breached or terminated, and we may not have adequate remedies for any breach, and existing trade secrets, patent and copyright law afford us limited protection. Policing unauthorized use of our intellectual property is difficult. A third party could copy or otherwise obtain and use our products or technology without authorization. Litigation may be necessary for us to defend against claims of infringement or to protect our intellectual property rights and could result in substantial cost to us and diversion of our efforts. Further, we might not prevail in such litigation, which could harm our business.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims, and we may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that our products infringe. We may have to obtain a license to sell our products if it is determined that our products infringe upon another party's intellectual property. We might be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the euro, the yen, the pound sterling and the Chinese yuan. Any significant change in the value of the currencies of the countries in which we do business against the United States dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The majority of our consolidated revenues in 2012 were generated in currencies other than the United States dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into United States dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the United States dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness.

The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including "total indebtedness" to "consolidated trailing earnings before interest taxes depreciation and amortization" (EBITDA) both as defined in the credit facility, and consolidated trailing EBITDA to consolidated trailing interest expense as defined in the credit facility.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed credit if they become undercapitalized.

Political conditions in foreign countries in which we operate could adversely affect us.

We conduct our manufacturing, sales and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States. In 2012, approximately 72 percent of our total sales were to customers outside the United States. We expect that international operations and United States export sales will continue to be important to our business for the foreseeable future. Both sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- threats of war, terrorism or governmental instability;
- natural disasters, such as earthquakes, fires, floods or typhoons;
- significant foreign and U.S. taxes on repatriated cash;
- longer payment cycles in foreign markets;
- difficulties in managing foreign distributors;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- international customers with longer payment cycles than customers in the United States;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from foreign labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

In addition, there is a potential risk of conflict and instability in the relationships between Taiwan and China and China and Japan. Conflict or instability could disrupt the operations of our customers and/or suppliers in all three countries. Additionally, our manufacturing operations in China and elsewhere could be impacted should disruptions caused by these conflicts substantially curtail our ability to source components used in the manufacture and assembly of our equipment.

Our international operations also depend upon favorable trade relations between the U.S. and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake, hurricane, flood, tsunami or other natural disaster at any of our sites, or significant labor strikes, work stoppages, political unrest, or any of the events described above, some of which may not be covered by our insurance, in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in the manufacture or shipment of products or the provision of repair and other services that may result in our loss of sales and customers. Our insurance will not cover all potential risks, and we cannot assure you that we will have adequate insurance to compensate us for all losses that result from any insured risks. Any material loss not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows. We cannot assure you that insurance will be available in the future at a cost acceptable to us or at a cost that will not have a material adverse effect on our profitability, net income and cash flows.

We could be adversely affected by rapid changes in interest rates.
Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2012, we had $633,710 of total debt and notes payable outstanding, of which 49 percent was priced at interest rates that float with the market. A one percent increase in the interest rate on the floating rate debt in 2012 would have resulted in approximately $2,951 of additional interest expense. A higher level of floating rate debt would increase the exposure to changes in interest rates. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

New regulations related to conflict-free minerals may force us to incur additional expenses and may materially adversely affect our financial condition and business operations.
Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC promulgated final rules regarding disclosure of the use of certain minerals, known as conflict minerals, which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. These new disclosure obligations will require due diligence efforts to support our initial disclosure requirements effective in May 2014. We will incur costs associated with complying with such disclosure requirements, including costs associated with canvassing our supply chain to determine the source country of any conflict minerals incorporated in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our principal properties as of October 31, 2012.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio[2, 3]	A manufacturing, laboratory and office complex	521,000
Swainsboro, Georgia[1]	A manufacturing building (leased)	136,000
East Providence, Rhode Island[2]	A manufacturing, warehouse and office building	116,000
Duluth, Georgia[1]	An office and laboratory building	110,000
Pulaski, Virginia[1]	A manufacturing, warehouse and office building	101,000
Carlsbad, California[2]	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey[2]	A manufacturing, warehouse and office building (leased)	88,000
Chippewa Falls, Wisconsin[1]	A manufacturing, warehouse and office building (leased)	86,000
New Castle, Pennsylvania[1]	A manufacturing, warehouse and office building	72,000
Youngstown, Ohio[1]	A manufacturing, warehouse and office building (leased)	57,000
Ft. Collins, Colorado[2]	A manufacturing, warehouse and office building (leased)	42,000
Vista, California[2]	A manufacturing building (leased)	41,000
Hickory, North Carolina[1]	A manufacturing, warehouse and office building (leased)	41,000
Chippewa Falls, Wisconsin[1]	A manufacturing, warehouse and office building (leased)	40,000
Plymouth, Michigan[3]	Two manufacturing, warehouse and office buildings (leased)	35,000
Westlake, Ohio	Corporate headquarters	28,000
Eagan, Minnesota[2]	A manufacturing, warehouse and office building (leased)	27,000
Chippewa Falls, Wisconsin[1]	An engineering and laboratory building (leased)	20,000
Luneburg, Germany[1]	A manufacturing and laboratory building	130,000
Shanghai, China[1, 3]	A manufacturing, warehouse and office building (leased)	92,000
Erkrath, Germany[1,2, 3]	An office, laboratory and warehouse building (leased)	63,000
Bangalore, India[1, 2, 3]	A manufacturing, warehouse and office building	56,000
Shanghai, China[1,2, 3]	An office and laboratory building	54,000
Chonburi, Thailand[1]	A manufacturing, warehouse and office building	54,000
Shanghai, China[1]	A manufacturing, warehouse and office building (leased)	53,000
Temse, Belgium[1]	A manufacturing, warehouse and office building (leased)	44,000
Suzhou, China[2]	A manufacturing, warehouse and office building (leased)	42,000
Tokyo, Japan[1, 2, 3]	An office, laboratory and warehouse building (leased)	42,000
Aylesbury, U.K.[1,2]	A manufacturing, warehouse and office building (leased)	36,000
Mexico City, Mexico[1, 2, 3]	A warehouse and office building (leased)	23,000
Lagny Sur Marne, France[1, 3]	An office building (leased)	17,000
Segrate, Italy[1, 3]	An office, laboratory and warehouse building (leased)	7,000
Singapore[1, 2, 3]	A warehouse and office building (leased)	6,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating Systems

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, we lease equipment under various operating and capitalized leases. Information about leases is reported in Note 6 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2012 and 2011, our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $750 and $795, respectively.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Mine Safety Disclosures

None.

Executive Officers of the Company

Our executive officers as of October 31, 2012, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Michael F. Hilton	58	2010	President and Chief Executive Officer, 2010 Senior Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2007
John J. Keane	51	2003	Senior Vice President, 2005
Peter G. Lambert	52	2005	Senior Vice President, 2010 Vice President, 2005
Gregory A. Thaxton	51	2007	Senior Vice President, Chief Financial Officer, 2012 Vice President, Chief Financial Officer, 2008 Vice President, Controller, 2007
Douglas C. Bloomfield	53	2005	Vice President, 2005
James E. DeVries	53	2012	Vice President, 2012 Vice President Global Continuous Improvement, 2011 Vice President North America and China, Engineering (Adhesive Dispensing Systems), 2010 Vice President Adhesive Dispensing Systems, North America, 2009 Vice President Global Business Development (Adhesive Dispensing Systems), 2008 Vice President Global Adhesives Operations, 2007
Gregory P. Merk	41	2006	Vice President, 2006
Shelly M. Peet	47	2007	Vice President, 2009 Vice President, Chief Information Officer, 2007
Robert E. Veillette	60	2007	Vice President, General Counsel and Secretary, 2007

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Our common shares are listed on the Nasdaq Global Select Market under the symbol NDSN. As of November 30, 2012, there were 1,682 registered shareholders. The table below is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2012 and 2011.

Quarters	Dividend Paid	Common Share Price	
		High	Low
2012:			
First	**$.125**	**$48.39**	**$39.65**
Second	**.125**	**56.46**	**46.35**
Third	**.125**	**54.19**	**47.85**
Fourth	**.15**	**62.81**	**50.17**
2011:			
First	$.105	$47.58	$38.06
Second	.105	58.75	47.56
Third	.105	59.01	48.98
Fourth	.125	50.50	37.21

Source: NASDAQ OMX

Performance Graph
The following is a graph that compares the five-year cumulative return, calculated on a dividend-reinvested basis, from investing $100 on November 1, 2007 in Nordson common shares, the S&P MidCap 400 Index, the S&P 500 Industrial Machinery Index, and the S&P MidCap 400 Industrial Machinery Index.

COMPARISON OF CUMULATIVE TOTAL RETURN



DOLLARS
300
250
200
150
100
50
0
NORDSON CORPORATION
S&P MIDCAP 400
S&P 500 IND. MACHINERY
S&P MIDCAP 400 IND. MACHINERY
2007
2008
2009
2010
2011
2012

Company/Market/Peer Group	2007	2008	2009	2010	2011	2012
Nordson Corporation	$100.00	$70.90	$105.80	$160.42	$194.33	$252.55
S&P MidCap 400	$100.00	$63.53	$ 75.09	$ 95.84	$104.03	$116.62
S&P 500 Ind. Machinery	$100.00	$57.24	$ 76.59	$ 97.99	$101.38	$121.33
S&P Midcap 400 Ind. Machinery	$100.00	$57.90	$ 71.54	$ 92.98	$105.75	$115.49

Source: Zak's Investment Research

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

In March 2012 the board of directors approved a repurchase program of up to $100,000. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is being funded using cash from operations and proceeds from borrowings under our credit facilities. There were no share repurchases under this program during the three months ended October 31, 2012. The maximum value of shares that may yet be repurchased under the March 2012 program is $84,883.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2012	2011	2010	2009	2008
Operating Data[a]					
Sales	**$1,409,578**	$1,233,159	$1,041,551	$ 819,165	$1,124,829
Cost of sales	**584,249**	484,727	419,937	350,239	494,394
% of sales	**41**	39	40	43	44
Cost of sales — restructuring	**2,040**	—	—	—	—
Selling and administrative expenses	**485,285**	429,489	384,752	337,294	434,476
% of sales	**34**	35	37	41	39
Severance and restructuring costs	**2,524**	1,589	2,029	16,396	5,621
Goodwill and long-lived asset impairments	—	1,811	—	243,043	—
Operating profit (loss)	**335,480**	315,543	234,833	(127,807)	190,338
% of sales	**24**	26	23	(16)	17
Net income (loss)	**224,829**	222,364	168,048	(160,055)	117,504
% of sales	**16**	18	16	(20)	10
Financial Data[a]					
Working capital	**$ 242,939**	$ 294,796	$ 259,117	$ 190,249	$ 180,317
Net property, plant and equipment and other non-current assets	**1,242,892**	827,493	535,323	544,003	782,356
Total invested capital[b]	**1,261,962**	853,071	567,323	508,989	847,253
Total assets	**1,829,515**	1,304,450	986,354	890,674	1,166,669
Long-term liabilities	**816,061**	550,966	289,368	364,276	388,561
Shareholders' equity	**669,770**	571,323	505,072	369,976	574,112
Return on average invested capital — %[c]	**23**	35	32	10[d]	15
Return on average shareholders' equity — %[e]	**38**	39	40	13[f]	20
Per-Share Data[a][g]					
Average number of common shares	**64,407**	67,616	67,610	67,129	67,492
Average number of common shares and common share equivalents	**65,103**	68,425	68,442	67,129	68,613
Basic earnings (loss) per share	**$ 3.49**	$ 3.29	$ 2.49	$ (2.38)	$ 1.74
Diluted earnings (loss) per share	**3.45**	3.25	2.46	(2.38)	1.71
Dividends per common share	**0.525**	0.44	0.39	0.36875	0.365
Book value per common share	**10.42**	8.71	7.44	5.49	8.52

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Net income (loss), plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash) plus average quarterly shareholders' equity over five accounting periods.

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

(e) Net income (loss) as a percentage of average quarterly shareholders' equity over five accounting periods.

(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.

(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. In October 2009, the FASB issued an accounting standard update on multiple deliverable arrangements, which we adopted on November 1, 2010. This accounting standard update establishes a relative selling price hierarchy for determining the selling price of a deliverable based on vendor specific objective evidence (VSOE) if available, third-party evidence (TPE) if vendor-specific objective evidence is not available, or best estimated selling price (BESP) if neither vendor-specific objective evidence nor third-party evidence is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, and, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2012, 2011 and 2010 were not material. The requirements of this standard did not significantly change our units of accounting or how we allocate arrangement consideration to various units of accounting. The adoption of this standard had no material impact on our financial position or results of operations.

Goodwill — Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

We test goodwill in accordance with Accounting Standards Codification (ASC) 350 and other depreciable and amortizable long-lived assets for recoverability in accordance with ASC 360. The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a reporting unit's fair value using a discounted cash flow valuation methodology and compare the result against the reporting unit's carrying value of net assets. If the carrying value of a reporting unit is close to or exceeds its fair value, then a second step is performed to determine if goodwill is impaired. We used independent valuation specialists to assist with refining our assumptions and methods used to determine fair values using Discounted Cash Flow (DCF) methodology for our reporting units and other long-lived assets and to prepare indications of value derived from a market approach using guideline companies and a reconciliation to results of the DCF approach. In step one, the assumptions used for discounted cash flow, revenue growth, operating margin, and working capital turnover are based on general management's strategic plans tempered by performance trends and reasonable expectations about those trends. Terminal value calculations employ a published formula known as the "Gordon Growth Model Method" that essentially captures the present value of perpetual cash flows beyond the last projected period assuming a constant Weighted Average Cost of Capital (WACC) methodology and growth rate. For each reporting unit, a sensitivity analysis is performed to vary the discount and terminal growth rates in order to provide a range of reasonableness that our expected assumptions are fair for detecting impairment.

Discount rates are developed using a WACC methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. For 2012, the discount rates used ranged from 9 percent to 18 percent depending upon the reporting unit's size, end market volatility, and projection risk. The calculated internal rate of return for the step one consolidated valuation was 10.2 percent, the same as the calculated WACC for total Nordson.

To test the reasonableness of the discounted cash flow valuations, we performed the control premium test, which compares the sum of the fair values calculated for our reporting units (net of debt) to the market value of equity. The control premium was 12 percent as of the test date of August 1, 2012 and negative 2 percent as of our year-end of October 31, 2012. These comparisons indicated that the discounted cash flow valuation was reasonable. In addition, indications of value derived for each reporting unit using the market approach reconciled reasonably with the results of the discounted cash flow approach.

In 2012 and 2011, the results of our step one testing indicated no impairment; therefore, the second step of impairment testing was not necessary.

The excess of fair value (FV) over carrying value (CV) was compared to the carrying value for each reporting unit. Based on the results shown in the table below and based on our measurement date of August 1, 2012, our conclusion is that no indicators of impairment exist in 2012. Potential events or circumstances, such as a sustained downturn in global economies, could have a negative effect on estimated fair values. The table below includes Sealant Equipment & Engineering, Inc.

	WACC	Excess of FV over CV	Goodwill
Adhesive Dispensing Systems Segment	9%	391%	$280,279
Industrial Coating Systems Segment	16%	79%	$ 23,247
Advanced Technology Systems Segment — Electronics Systems	12%	1870%	$ 15,166
Advanced Technology Systems Segment — Fluid Management	12%	28%	$475,149
Advanced Technology Systems Segment — Test & Inspection	18%	81%	$ 14,397

We acquired Sealant Equipment & Engineering, Inc. (SEE) on August 1, 2012. Determination of the preliminary fair value associated with this acquisition was completed with the assistance of an independent valuation specialist in October 2012. Since the date of valuation, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of SEE below its carrying value. For future valuation purposes, SEE will be included in our Industrial Coating Systems segment.

Other Long-Lived Assets — Our test for recoverability of long-lived depreciable and amortizable assets uses undiscounted cash flows. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows. The total carrying value of long-lived assets for each reporting unit has been compared to the forecasted cash flows of each reporting unit's long-lived assets being tested. Cash flows have been defined as earnings before interest, taxes, depreciation, and amortization, less annual maintenance capital spending.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) are based on the remaining useful life of the asset. We believe that the relative value of long-lived assets within each reporting unit is a reasonable proxy for the relative importance of the assets in the production of cash flow. To get to a reasonable forecast period, the aggregate net book value of long-lived assets was divided by the current depreciation and amortization value to arrive at a blended remaining useful life. Our calculations for 2012 showed the undiscounted aggregate value of cash flows over the remaining useful life for each reporting unit was greater than the respective carrying value of the long-lived assets within each reporting unit, so no impairment charges were recognized.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 24 percent of consolidated inventories at October 31, 2012, and 26 percent at October 31, 2011, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. We have historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $20,505, $16,050 and $16,802 at October 31, 2012, 2011 and 2010, respectively.

Pension Plans and Postretirement Medical Plans — The measurement of liabilities related to our pension plans and postretirement medical plans is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions, and health care cost trend rates.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 3.85 percent at October 31, 2012 and 4.46 percent at October 31, 2011. The weighted-average discount rate used to determine the present value of our various international pension plan obligations was 3.52 percent at October 31, 2012, compared to 4.43 percent at October 31, 2011. The discount rates used for all plans were determined by using quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets used to determine net benefit costs was 7.75 percent in 2012 and 8.25 percent in 2011. The average expected rate of return on international pension assets used to determine net benefit costs was 4.85 percent in 2012 and 4.84 percent in 2011.

The assumed rate of compensation increases used to determine the present value of our domestic pension plan obligations was 3.12 percent at October 31, 2012 and 3.20 percent at October 31, 2011. The assumed rate of compensation increases used to determine the present value of our international pension plan obligations was 3.13 percent at October 31, 2012, compared to 3.16 percent at October 31, 2011.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2012	$ (3,897)	$ 4,670	$ (851)	$ 1,398
Effect on pension obligation as of October 31, 2012	$(37,767)	$ 47,918	$(13,344)	$17,074
Expected return on assets:				
Effect on total service and interest cost components in 2012	$ (1,890)	$ 1,890	$ (321)	$ 321
Effect on pension obligation as of October 31, 2012	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2012	$ 2,792	$ (2,309)	$ 903	$ (734)
Effect on pension obligation as of October 31, 2012	$ 17,886	$(14,864)	$ 6,304	$ (5,468)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit obligation decreased from 4.50 percent at October 31, 2011 to 3.85 percent at October 31, 2012. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 4.90 percent in 2013, decreasing gradually to 3.60 percent in 2017. The health care cost trend rate reflects a change in the plan design of the retiree medical plan effective January 1, 2013 moving to a Health Reimbursement Arrangement for post-65 coverage.

For the international postretirement plan, the discount rate used to value the benefit obligation was 4.40 percent at October 31, 2012 and 5.85 percent at October 31, 2011. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 7.00 percent in 2013, decreasing gradually to 3.50 percent in 2031.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2012	$ (858)	$ 1,056	$ (8)	$ 10
Effect on postretirement obligation as of October 31, 2012	$ (9,402)	$11,835	$(163)	$ 217
Health care trend rate:				
Effect on total service and interest cost components in 2012	$ 699	$ (558)	$ 18	$ (13)
Effect on postretirement obligation as of October 31, 2012	$10,827	$ (8,766)	$ 205	$(158)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in 2013 are expected to be approximately $5,200 higher than 2012, primarily due to changes in discount rates and expected rates of return on assets.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. We enter into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are not designated as hedging instruments and therefore are marked to market each accounting period, and the resulting gains or losses are included in "other–net" within other income (expense) in the Consolidated Statement of Income.

Warranties — We provide customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims. Amounts charged to the warranty reserve were $5,430, $7,417 and $6,068 in 2012, 2011 and 2010, respectively. The reserve balance was $8,929, $6,723 and $5,242 at October 31, 2012, 2011 and 2010, respectively.

Long-Term Incentive Plan (LTIP) — Under the long-term incentive plan, executive officers and selected other key employees receive share awards based on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are equaled or exceeded. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, reduced by the implied value of dividends not to be paid. Awards are recorded as capital in excess of stated value in shareholders' equity. The amount recorded at October 31, 2012 for the plans originating in 2010, 2011 and 2012 was $8,707.

Compensation expense attributable to all LTIP performance periods for executive officers and selected other key employees for 2012, 2011 and 2010 was $4,235, $4,067 and $3,879, respectively.

2012 compared to 2011

Sales — Worldwide sales for 2012 were $1,409,578, an increase of 14.3 percent from 2011 sales of $1,233,159. Sales volume increased 16.4 percent, and unfavorable currency effects caused by the stronger U.S. dollar decreased sales by 2.1 percent. The volume increase consisted of 8.5 percent from acquisitions and 7.9 percent from organic growth. Three acquisitions were made during 2012: EDI Holdings, Inc. (EDI) and Xaloy Superior Holdings, Inc. (Xaloy), which were included within the Adhesive Dispensing Systems segment, and Sealant Equipment & Engineering, Inc. (SEE), which was included within the Industrial Coating Systems segment. Three acquisitions were made during 2011: Micromedics, Inc. (Micromedics) and Value Plastics, which were included within the Advanced Technology Systems segment, and Constructiewerkhuizen G. Verbruggen NV (Verbruggen), which was included within the Adhesive Dispensing Systems segment.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excluding Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $684,096 in 2012, an increase of $72,185, or 11.8 percent, from 2011 sales of $611,911. The increase was the result of a sales volume increase of 14.9 percent offset by unfavorable currency effects that reduced sales by 3.1 percent. The sales volume increase consisted of 2.0 percent organic volume growth and 12.9 percent from acquisitions. Sales volume, inclusive of acquisitions, increased in all geographic regions and was particularly strong in the United States and Asia Pacific regions.

Sales of the Advanced Technology Systems segment were $515,992 in 2012, an increase of $78,760, or 18.0 percent, from 2011 sales of $437,232. The increase was the result of a sales volume increase of 18.9 percent offset by unfavorable currency effects that decreased sales by 0.9 percent. The sales volume increase consisted of 13.9 percent organic growth and 5.0 percent from acquisitions. Within the segment, volume increases occurred in all geographic regions, except Europe, and were most pronounced in Asia Pacific. Volume increases were driven by strong broad-based demand for dispensing and test and inspection in electronics end markets, especially for mobile device applications.

In 2012, sales of the Industrial Coating Systems segment were $209,490, an increase of $25,474, or 13.8 percent, from 2011 sales of $184,016. The increase was the result of a sales volume increase of 15.5 percent offset by unfavorable currency effects that reduced sales by 1.7 percent. The sales volume increase consisted of 13.3 percent organic growth and 2.2 percent from an acquisition. Sales volume increased in all geographic regions except the Americas and was most pronounced in the United States. The sales volume increase was driven by durable goods manufacturers' demand for our coating and cold material system solutions.

Sales outside the United States accounted for 72.4 percent of our sales in 2012, versus 74.7 percent last year. On a geographic basis, sales in the United States were $388,904, an increase of 24.5 percent from 2011. The increase consisted of 8.2 percent organic volume and 16.3 percent from acquisitions. In the Americas region, sales were $109,074, up 6.9 percent from the prior year, with volume increasing 11.3 percent offset by unfavorable currency effects of 4.4 percent. The increase in sales volume consisted of 4.3 percent organic volume and 7.0 percent from acquisitions. Sales in Europe were $381,005 in 2012, a decrease of 2.4 percent from 2011. Sales volume increases of 3.6 percent were offset by unfavorable currency effects of 6.0 percent. The increase in sales volume consisted of a decline in organic volume of 3.1 percent offset by 6.7 percent from acquisitions. Sales in Japan for 2012 were $127,509, an increase of 14.9 percent from the prior year. The increase consisted of volume of 13.4 percent and favorable currency effects of 1.5 percent. The increase in sales volume consisted of 9.1 percent organic volume and 4.3 percent from acquisitions. In Asia Pacific, sales were $403,086, up 27.0 percent from 2011, with volume increasing 27.1 percent, partially offset by unfavorable currency effects of 0.1 percent. The increase in sales volume consisted of 22.2 percent organic volume and 4.9 percent from acquisitions.

It is estimated that the effect of pricing on total revenue was neutral relative to 2011.

Operating profit — Cost of sales, including those costs classified as restructuring, were $586,289 in 2012, up 21.0 percent from 2011. The increase compared to 2011 is primarily due to increased sales volume. Gross margin, expressed as a percentage of sales, decreased to 58.4 percent in 2012 from 60.7 percent in 2011. Gross profit in 2012 was negatively impacted by higher charges for short-term inventory purchase accounting valuation adjustments related to acquisitions and costs associated with the transfer of production and start-up activities related to our United States Adhesive Dispensing Systems plant consolidation initiative. The costs associated with the transfer of production and start-up activities were classified as "Cost of goods sold — restructuring" in the Consolidated Statement of Income. Other decreases in gross margin in 2012 were due primarily to the dilutive effect of acquired product lines and currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $485,285 in 2012, an increase of $55,796, or 13.0 percent, from 2011. The increase was largely due to the addition of acquired businesses, acquisition transaction costs and higher compensation expenses related to increased employment levels, partially offset by currency effects that reduced expenses. Selling and administrative expenses for 2011 included $3,120 related to a fee paid to withdraw from a multiemployer employee pension fund in Japan.

Selling and administrative expenses as a percentage of sales decreased to 34.4 percent in 2012 from 34.8 percent in 2011, due to the higher level of sales and the favorable effects of restructuring activities.

Within Advanced Technology Systems operations, a restructuring initiative in 2012 will result in the consolidation of a facility in Florida with a facility in California. Severance costs associated with this initiative will be approximately $530. Of that amount, $12 was recorded in 2012, with the remainder to be recorded in 2013. Another restructuring initiative in 2012 within Industrial Coating Systems operations in Ohio resulted in $690 of severance costs. In 2011, restructuring initiatives within the Adhesive Dispensing Systems segment resulted in severance, moving costs and other termination fees of $1,822 in 2012 and $1,589 in 2011.

Operating profit as a percent of sales was 23.8 percent in 2012 compared to 25.6 percent in 2011. The decrease was primarily due to a lower gross margin, as noted above.

Segment operating margins in 2012 and 2011 were as follows:

Segment	2012	2011
Adhesive Dispensing Systems	30.9%	34.4%
Advanced Technology Systems	26.0%	26.2%
Industrial Coating Systems	12.4%	14.8%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each segment were unfavorably impacted by a stronger dollar during 2012 as compared to 2011.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment decreased to 30.9 percent in 2012 from 34.4 percent in 2011. The decrease was primarily due to lower gross margin related to charges for short-term purchase accounting and sales mix primarily related to acquired product lines. Operating profit in 2012 was also impacted by $2,040 of additional cost of sales related to a plant consolidation initiative completed in the second quarter and severance and moving costs of $1,822. Operating profit for 2011 included impairment losses of $1,811 on three facilities that were written down to their fair value and severance costs and other termination fees of $1,589.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 26.0 percent in 2012 compared to 26.2 percent in 2011. Operating profit included charges for short-term purchase accounting of $2,213 in 2012 and $3,003 in 2011.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 12.4 percent in 2012 compared to 14.8 percent in 2011. The decrease was primarily due to a lower gross margin related to large, engineered systems and charges of $1,367 for short-term purchase accounting.

Interest and other income (expense) — Interest expense in 2012 was $11,153, an increase of $6,084, or 120.0 percent, from 2011. The increase was due to higher borrowing levels resulting primarily from acquisitions in 2012 and the fourth quarter of 2011 and share repurchases.

Other income in 2012 was $1,463 compared to $3,518 in 2011. Included in these amounts were foreign currency losses of $1,016 in 2012 and gains of $2,200 in 2011. The 2012 amount also included a net gain of $713 on the sale of three facilities within the Adhesive Dispensing Systems segment.

Income taxes — Income tax expense in 2012 was $101,424, or 31.1 percent of pre-tax income, as compared to $92,197, or 29.3 percent of pre-tax income in 2011.

The 2012 tax rate was impacted by a favorable adjustment related to our 2011 tax provision that reduced income taxes by $400, a favorable adjustment to deferred taxes related to a tax rate reduction in the United Kingdom that reduced income taxes by $175, and additional tax expense of $325 related to an adjustment of deferred taxes resulting from a tax rate reduction in Japan.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

Net income (loss) — Net income was $224,829, or $3.45 per diluted share, in 2012, compared to net income of $222,364, or $3.25 per diluted share in 2011. This represented a 1.1 percent increase in net income and a 6.2 percent increase in diluted earnings per share. The percentage increase in earnings per share is higher than the percentage change in net income due to a lower number of shares outstanding in the current year as a result of share purchases.

Recently issued accounting standards — In December 2010, the Financial Accounting Standards Board (FASB) issued guidance that provides requirements for pro forma revenue and earnings disclosures related to business combinations. This guidance requires disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. We adopted this standard on November 1, 2011, and required disclosures are included in Note 13.

In May 2011, the FASB clarified the guidance concerning fair value measurements and disclosures. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion around the sensitivity of the measurements. We adopted this guidance on February 1, 2012, and there was no material impact on our consolidated financial statements.

In June 2011, the FASB issued an Accounting Standards Update (ASU) that amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted this guidance in 2012, and it did not impact our consolidated financial statements, as it only resulted in a change in the format of presentation.

In September 2011, the FASB issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine the existence of events or circumstances that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for us beginning in 2013, with early adoption permitted. Adoption of this guidance could change our annual process for goodwill impairment testing, but will not impact the financial statements.

2011 compared to 2010

Sales — Worldwide sales for 2011 were $1,233,159, an increase of 18.4 percent from 2010 sales of $1,041,551. Sales volume increased 15.2 percent, and favorable currency effects caused by the weaker U.S. dollar increased sales by 3.2 percent. Three acquisitions were made during 2011; Micromedics, Inc. (Micromedics) and Value Plastics, which were included within the Advanced Technology Systems segment, and Constructiewerkhuizen G. Verbruggen NV (Verbruggen), which was included within the Adhesive Dispensing Systems segment. The effect on sales volume of these acquisitions, less sales associated with UV graphic arts and lamps product lines divested in 2010, was less than one percent.

Sales of the Adhesive Dispensing Systems segment were $611,911 in 2011, an increase of $86,621, or 16.5 percent, from 2010 sales of $525,290. The increase was the result of a sales volume increase of 12.1 percent and favorable currency effects that increased sales by 4.4 percent. The sales volume increase generated by the Verbruggen acquisition was less than one percent. Sales volume increased in all geographic regions and was particularly strong in the Americas region. Sales increased in both consumer non-durable and consumer durable end markets.

Sales of the Advanced Technology Systems segment were $437,232 in 2011, an increase of $69,332, or 18.8 percent, from 2010 sales of $367,900. The increase was the result of a sales volume increase of 17.1 percent and favorable currency effects that increased sales by 1.7 percent. Within the segment, volume increases occurred in all geographic regions and were most pronounced in the United States. The sales volume increase generated by the Micromedics and Value Plastics acquisitions was three percent; however, this was offset by two percent resulting from the UV graphic arts and lamps product lines divested in 2010. Higher demand for consumer electronics drove the sales increase within this segment.

In 2011, sales of the Industrial Coating Systems segment were $184,016, an increase of $35,655, or 24.0 percent, from 2010 sales of $148,361. The increase was the result of a sales volume increase of 21.0 percent and favorable currency effects that increased sales by 3.0 percent. Sales volume increased in all geographic regions and was most pronounced in the Asia Pacific and Americas regions. Within this segment, sales increased across all product lines.

Sales outside the United States accounted for 74.7 percent of our sales in 2011, versus 73.7 percent in 2010. Sales increased in all five geographic regions in which we operate. In the United States, sales were $312,328 in 2011, an increase of 14.1 percent from 2010. In the Americas, sales were $102,077, up 30.8 percent from 2010. Sales volume increased 27.0 percent, and favorable currency effects increased sales by 3.8 percent. In Europe, sales were $390,319 in 2011, an increase of 16.1 percent from 2010. Sales volume increased 12.0 percent, and favorable currency effects increased sales by 4.1 percent. In Japan, sales were $111,003, up 19.0 percent from 2010. Sales volume increased 9.2 percent, and favorable currency effects added 9.8 percent. In Asia Pacific, sales were $317,432 in 2011, an increase of 21.9 percent from 2010. Sales volume increased 19.0 percent, and favorable currency effects added 2.9 percent.

It is estimated that the effect of pricing on total revenue was neutral relative to 2010.

Operating profit — Cost of sales in 2011 were $484,727, up 15.4 percent from 2010. The increase compared to 2010 is due to increased sales volume. Gross margin increased to 60.7 percent in 2011 from 59.7 percent in 2010. The gross margin increase in 2011 was due to higher absorption of fixed overhead costs, low-cost sourcing, more profitable product line mix and favorable currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $429,489 in 2011, an increase of $44,737, or 11.6 percent, from 2010. The increase was largely due to the effects of acquisitions, a $3,120 fee paid to withdraw from a multiemployer employee pension fund in Japan, and higher incentive compensation expenses resulting from a higher level of business activity in 2011. In addition, currency translation effects increased selling and administrative expenses by 2.6 percent. Selling and administrative expenses as a percentage of sales decreased to 34.8 percent in 2011 from 36.9 percent in 2010, due to the higher level of sales and the favorable effects of restructuring activities.

In 2011, restructuring initiatives were announced in the Adhesive Dispensing Systems segment that resulted in severance costs and other termination fees of $1,589. In 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in the United States and Europe was announced. Total severance and related costs of these actions were $2,029 in 2010, which were recorded in the Corporate segment.

As a result of the 2011 Adhesive Dispensing Systems segment restructuring initiatives, three facilities were written down to their fair value based on third-party appraisals. Total impairment charges for the three facilities were $1,811.

Operating profit as a percent of sales was 25.6 percent in 2011 compared to 22.5 percent in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure.

Segment operating margins in 2011 and 2010 were as follows:

Segment	2011	2010
Adhesive Dispensing Systems	34.4%	31.7%
Advanced Technology Systems	26.2%	22.9%
Industrial Coating Systems	14.8%	9.8%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each segment were favorably impacted by a weaker dollar during 2011 as compared to 2010.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment increased to 34.4 percent in 2011 from 31.7 percent in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure. Operating profit for 2011 included impairment losses of $1,811 on three facilities that were written down to their fair value and severance costs and other termination fees of $1,589.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 26.2 percent in 2011 compared to 22.9 percent in 2010. The current year included charges of $3,003 related to short-term inventory purchase accounting adjustments. The operating profit increase was primarily due to higher sales volume supported by a more efficient cost structure.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 14.8 percent in 2011 compared to 9.8 percent of sales in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure.

Interest and other income (expense) — Interest expense in 2011 was $5,069, a decrease of $1,194, or 19.1 percent, from 2010. The decrease was primarily due to lower borrowing levels and lower interest rates in 2011. Other income in 2011 was $3,518 compared to $1,930 in 2010. Included in these amounts were foreign currency gains of $2,200 in 2011 and $1,221 in 2010.

Income taxes — Income tax expense in 2011 was $92,197, or 29.3 percent of pre-tax income, as compared to $63,271, or 27.4 percent of pre-tax income in 2010.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

The 2010 effective tax rate was positively impacted by a tax benefit of $10,243 from the write-off of the tax basis in our UV graphics arts and lamps product lines. The 2010 tax rate was also positively impacted by the consolidation of certain operations and legal entities, resulting in a $3,616 tax benefit, and by the utilization of foreign operating tax loss carryforwards.

The 2010 effective rate was negatively impacted by an additional tax charge of $5,249 resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. This charge was due to a reduction in the value of a deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Net income (loss) — Net income was $222,364, or $3.25 per diluted share, in 2011, compared to net income of $168,048, or $2.46 per diluted share in 2010.

Liquidity and Capital Resources

Cash provided by operating activities was $274,398 in 2012, up from $246,727 in 2011. The primary sources were net income, non-cash items and the tax benefit from the exercise of stock options, the sum of which is $275,373 in 2012, compared to $251,299 in 2011. Operating assets and liabilities used $975 of cash in 2012 compared to $4,572 in 2011. The primary reasons for the reduction in the use of cash for operating assets and liabilities were lower inventory investment and higher accrued obligations, partially offset by higher accounts receivable.

Cash used by investing activities was $466,769 in 2012, as compared to $305,506 in 2011. Capital expenditures were $30,959 in 2012, up from $20,239 in the prior year. Significant expenditures in the current year include the previously announced expansion of our Adhesive Dispensing Systems segment facility in Duluth, Georgia and production equipment for our new facility in Swainsboro, Georgia, improvements at other facilities and continued investment in our information system platform. Cash proceeds of $6,120 from the sale of property, plant and equipment in 2012 were generated primarily from the sale of real estate in Norcross, Georgia. Cash of $2,213 was received in 2012 related to the sale of our UV Curing graphic arts and lamps product lines that occurred in June 2010. The acquisitions of EDI, Xaloy and SEE in 2012 used cash of $443,864, and the acquisitions of Micromedics, Verbruggen and Value Plastics used cash of $292,980 in 2011. Cash proceeds of $7,552 were received in 2011 from the maturity of bank certificates of deposit that had been purchased in 2010 and classified as short-term marketable securities.

Cash of $196,817 was provided by financing activities in 2012, compared to $50,703 in 2011. Included in 2012 were net short and long-term borrowings of $314,554, compared to $206,692 in the prior year. The increase was primarily due to higher expenditures for acquisitions of businesses in 2012. Issuance of common shares related to employee benefit plans generated $4,934 of cash in 2012, down from $9,652 in 2011, and the tax benefit from stock option exercises was $4,792 in the current year, down from $6,924 in the prior year. These decreases were the result of fewer stock option exercises. In 2012, cash of $88,455 was used for the purchase of treasury shares, down from $137,989 in 2011. Dividend payments were $33,805 in 2012, up from $29,838 in 2011 due to an increase in the annual dividend to $0.525 per share from $0.44 per share.

The following is a summary of significant changes by balance sheet caption from October 31, 2011 to October 31, 2012. Receivables increased $70,253 primarily due to higher sales in the fourth quarter of 2012, including acquisitions, compared to the fourth quarter of 2011. The increase of $27,673 in inventories is primarily due to inventory held by three acquisitions completed in 2012. Net property, plant and equipment increased $44,048 primarily due to acquisitions, our previously announced expansion of our Duluth, Georgia facility and production equipment and a capital lease asset related to a new leased facility in Swainsboro, Georgia. Goodwill increased $264,991, primarily due to three acquisitions completed in 2012 that added $266,677 of goodwill, partially offset by the effects currency translation and a reduction to goodwill of $96 related to a 2011 acquisition. The increase in net other intangibles of $107,192 was due to $122,596 of intangibles added as a result of the 2012 acquisitions, partially offset by $14,521 of amortization.

The increase in notes payable of $49,968 was related to borrowings under a short-term credit facility with PNC Bank. The increase of $16,488 in accounts payable was primarily due to 2012 acquisitions and a higher level of business activity in the fourth quarter of 2012 compared to the fourth quarter of 2011. The increase in income taxes payable of $12,071 was largely due to the timing of domestic income earned. The increase of $20,656 in accrued liabilities was primarily due to acquired businesses and increases in customer rebates and sales commissions related to higher sales. The $11,519 increase in customer advanced payments was mostly due to acquired businesses. Current maturities of long-term debt increased as a result of the reclassification from long-term to current of our $50,000 Prudential Senior note due in February 2013. The long-term debt increase of $214,582 reflects $200,000 of borrowings under a senior note purchase agreement in July 2012 and additional borrowings under our revolving credit agreement, partially offset by the reclassification mentioned above. Long-term obligations under capital leases increased $5,743 primarily due to a leased facility in Swainsboro, Georgia. The $38,341 increase in long-term pension obligations was primarily the result of a decrease in the discount rate for U.S. plans and plans of an acquired company. Long-term deferred tax liabilities increased $8,744, primarily as a result of amortization of goodwill for tax purposes, utilization of a tax loss carryforward and 2012 acquisitions, partially offset by the tax effect of pension and postretirement amounts recorded in other comprehensive income.

In September 2011, the board of directors approved a stock repurchase program of up to $100,000. This program was completed in April 2012, and the board of directors approved an additional repurchase program of up to $100,000. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is being funded using cash from operations and proceeds from borrowings under our credit facilities. During 2012, we repurchased 1,831 shares within these programs for a total amount of $86,022.

As of October 31, 2012, approximately 73 percent of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $400,487 and $391,679 at October 31, 2012 and 2011, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

Contractual Obligations

The following table summarizes contractual obligations as of October 31, 2012:

Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt[1]	$583,709	$ 55,668	$21,346	$311,211	$195,484
Interest payments on long-term debt[1]	58,743	8,563	14,347	13,220	22,613
Capital lease obligations[2]	21,093	6,714	7,771	1,424	5,184
Operating leases[2]	44,767	12,408	13,435	7,459	11,465
Notes payable[3]	50,001	50,001	—	—	—
Contributions related to pension and postretirement benefits[4]	28,800	28,800	—	—	—
Purchase obligations[5]	45,684	45,595	89	—	—
Total obligations	$832,797	$207,749	$56,988	$333,314	$234,746

(1) We have a $500,000 unsecured, multicurrency credit facility with a group of banks that expires in 2017 and may be increased to $750,000 under certain conditions. This facility replaced our previous facility that was scheduled to expire in 2012. At October 31, 2012, $262,450 was outstanding under this facility, compared to $192,200 outstanding at October 31, 2011 under the prior credit facility. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires consolidated trailing EBITDA to be at least three times consolidated trailing interest expense (both as defined in the credit agreement). At October 31, 2012, we were in compliance with all debt covenants, and the amount we could borrow under the credit facility would not have been limited by any debt covenants.

In 2008, we entered into a Note Purchase and Private Shelf Agreement (the Agreement) with Prudential Investment Management, Inc. The Agreement consists of a $50,000 Senior Note and a $100,000 Private Shelf Facility. The Private Shelf Facility expired in February 2011 and was not drawn upon. The Senior Note bears interest at a rate of 4.98 percent and matures on February 22, 2013 and is unsecured. The Agreement contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. We were in compliance with all covenants at October 31, 2012.

In 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC. Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. This agreement contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. At October 31, 2012, $69,445 was outstanding under this facility at a fixed rate of 2.21 percent per annum. We were in compliance with all covenants at October 31, 2012, and the amount we could borrow would not have been limited by any debt covenants.

In 2012, we entered into a Note Purchase Agreement with a group of insurance companies under which we sold $200,000 of Senior Notes. The notes mature between July 2017 and July 2025 and bear interest at fixed rates between 2.27 percent and 3.13 percent. We were in compliance with all covenants at October 31, 2012.

See Note 8 for additional information.

(2) See Note 6 for additional information.

(3) In 2012, we entered into a $250,000 Credit Agreement with PNC Bank. The agreement provides for a delayed draw term loan facility that matures 364 days after the date of the agreement. We borrowed $250,000 under this agreement for the EDI and Xaloy acquisitions and repaid $200,000 using proceeds of the Senior Notes described above, leaving a balance of $50,000 outstanding at October 31, 2012. No additional borrowings can be made under this agreement, and any future repayments will reduce the maximum amount by the amount of the repayment. We were in compliance with all covenants at October 31, 2012. In addition, we have various lines of credit with foreign banks totaling $40,260 of which $40,259 was unused at October 31, 2012.

See Note 7 for additional information.

(4) Pension and postretirement plan funding amounts after 2013 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time. See Note 3 for additional information.

(5) Purchase obligations primarily represent commitments for materials used in our manufacturing processes that are not recorded in our Consolidated Balance Sheet.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for 2013. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Our operating performance, balance sheet position, and financial ratios for 2012 remained strong relative to 2011 and recent years, while uncertainties persisted in global financial markets and the general economic environment. Going forward, we are well-positioned to manage our liquidity needs that arise from working capital requirements, capital expenditures, contributions related to pension and postretirement obligations, and principal and interest payments on indebtedness. Primary sources of capital to meet these needs, as well as other opportunistic investments, are cash provided by operations and borrowings under our loan agreements. In 2012, cash from operations was 20 percent of revenue. With respect to borrowing under existing loan agreements, as of October 31, 2012, we had $237,550 available capacity under our five-year term, $500,000 unsecured, multicurrency credit facility. In addition, we had $75,000 borrowing capacity remaining on our $150,000 three-year Private Shelf agreement with New York Life Investment Management LLC. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event that these financial institutions failed to remain sufficiently capitalized.

Other loan agreements exist with no remaining borrowing capacity, but factor into debt covenant calculations that affect future borrowing capacity. As of October 31, 2012, we have a balance of $50,000 due on our $250,000 credit agreement with PNC Bank. No additional amount can be re-borrowed under this agreement. On July 26, 2012, we entered into a note purchase agreement with a group of insurance companies under which we sold $200,000 of senior notes. The notes mature between July 2017 and July 2025 and bear interest at fixed rates between 2.27 percent and 3.13 percent. And since 2008, we have had a $50,000 senior note with Prudential Investment Management, Inc. that will mature in 2013.

Respective to all of these loans are two primary covenants, the leverage ratio that restricts indebtedness (net of cash) to a maximum 3.5 times consolidated four-quarter trailing EBITDA and the interest coverage ratio that requires four-quarter trailing EBITDA to be at minimum three times four-quarter trailing interest expense. (Debt, EBITDA, and interest expense are as defined in respective credit agreements.) With respect to these two primary covenants as of October 31, 2012, we were approximately 41 percent of the most restrictive leverage ratio and approximately seven times the most restrictive interest coverage ratio. Unused borrowing capacity under existing loan agreements would amount to an additional 22 percent of the most restrictive leverage ratio for four-quarter trailing EBITDA as of October 31, 2012.

We move forward with caution in our approach to 2013, given persistent uncertainties related primarily to European sovereign debt issues, US deficit reduction issues, and prospects for slowing growth in Asian markets. Though the near-term global macroeconomic outlook remains somewhat unclear, our growth potential has been demonstrated over time from our capacity to build and enhance our core by entering emerging markets and pursuing market adjacencies. We drive value for our customers through our application expertise, differentiated technology, and direct sales and service support. Our priorities also are focused on continued operational improvements by employing continuous improvement methodologies to our business processes. We expect these efforts will continue to provide more than sufficient cash from operations for meeting our liquidity needs and paying dividends to common shareholders as well as enabling us to invest in the development of new applications and markets for our technologies and pursue strategic acquisition opportunities. For fiscal years 2009 — 2012, excluding voluntary contributions to US defined benefit plans in 2010, cash from operations have been 19 to 21 percent of revenues, resulting in more than sufficient cash for our ordinary business requirements. Our available borrowing capacity primarily will enable us to make opportunistic investments in our own common shares and strategic business combinations.

With respect to contractual spending, the table above presents our financial obligations as $832,797 of which $207,749 is payable in 2013. As of March 1, 2012, we have in place a stock repurchase program approved by the board of directors and authorizing management at its discretion to repurchase shares up to $100,000. As of October 31, 2012, we have $84,883 remaining under this authorization. The repurchase program is being funded using cash from operations and proceeds from borrowings under our credit facilities. Timing and actual number of shares subject to repurchase are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for 2013 will be focused primarily upon our continued efforts to leverage our information systems platform and invest in projects that improve manufacturing and distribution operations.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured due to fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the United States dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the dollar has a detrimental effect.

In 2012, as compared with 2011, the United States dollar was generally stronger against foreign currencies. If 2011 exchange rates had been in effect during 2012, sales would have been approximately $26,386 higher and third-party costs would have been approximately $16,015 higher. In 2011, as compared with 2010, the United States dollar was generally weaker against foreign currencies. If 2010 exchange rates had been in effect during 2011, sales would have been approximately $33,499 lower and third-party costs would have been approximately $17,872 lower. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Inflation

Inflation affects profit margins as the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to increase productivity.

Trends

The Five-Year Summary in Item 6 documents our historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet our customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily associated with the euro, yen and pound sterling, typically have maturities of 90 days or less, and generally require the exchange of foreign currencies for United States dollars at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of our net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2012, we did not have material foreign currency exposure.

Note 9 to the financial statements contains additional information about our foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates.

The tables that follow present principal repayments and weighted-average interest rates on outstanding borrowings of fixed-rate debt.

At October 31, 2012

	2013	2014	2015	2016	2017	Thereafter	Total Value	Fair Value
Annual repayments of long-term debt	**$55,668**	**$10,671**	**$10,675**	**$10,679**	**$38,082**	**$195,484**	**$321,259**	**$322,174**
Average interest rate on total borrowings outstanding during the year	**3.1%**	**2.8%**	**2.8%**	**2.8%**	**2.8%**	**2.9%**	**3.1%**	

At October 31, 2011

	2012	2013	2014	2015	2016	Thereafter	Total Value	Fair Value
Annual repayments of long-term debt	$5,664	$55,668	$10,671	$10,675	$10,679	$33,566	$126,923	$121,650
Average interest rate on total borrowings outstanding during the year	3.3%	3.4%	2.2%	2.2%	2.2%	2.3%	3.3%	

We also have variable-rate notes payable and long-term debt. The weighted average interest rate of this debt was 1.1 percent at October 31, 2012 and 0.5 percent at October 31, 2011. A one percent increase in interest rates would have resulted in additional interest expense of approximately $2,951 on the variable rate notes payable and long-term debt in 2012.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2012, 2011 and 2010 *(In thousands except for per-share amounts)*	2012	2011	2010
Sales	**$1,409,578**	$1,233,159	$1,041,551
Operating costs and expenses:			
Cost of sales	**584,249**	484,727	419,937
Cost of sales — restructuring	**2,040**	—	—
Selling and administrative expenses	**485,285**	429,489	384,752
Severance and restructuring costs	**2,524**	1,589	2,029
Long-lived asset impairments	**—**	1,811	—
	1,074,098	917,616	806,718
Operating profit	**335,480**	315,543	234,833
Other income (expense):			
Interest expense	**(11,153)**	(5,069)	(6,263)
Interest and investment income	**463**	569	819
Other — net	**1,463**	3,518	1,930
	(9,227)	(982)	(3,514)
Income before income taxes	**326,253**	314,561	231,319
Income tax provision:			
Current	**91,596**	91,481	36,441
Deferred	**9,828**	716	26,830
	101,424	92,197	63,271
Net income	**$ 224,829**	$ 222,364	$ 168,048
Average common shares	**64,407**	67,616	67,610
Incremental common shares attributable to outstanding stock options, nonvested stock and deferred stock-based compensation	**696**	809	832
Average common shares and common share equivalents	**65,103**	68,425	68,442
Basic earnings per share	**$ 3.49**	$ 3.29	$ 2.49
Diluted earnings per share	**$ 3.45**	$ 3.25	$ 2.46
Dividends declared per common share	**$ 0.525**	$ 0.44	$ 0.39

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended October 31, 2012, 2011 and 2010 *(In thousands)*	2012	2011	2010
Net income	**$224,829**	$222,364	$168,048
Components of other comprehensive income (loss), net of tax:			
Cumulative translation adjustments	**(10,806)**	562	(4,361)
Pension and postretirement benefit plans:			
Prior service credit arising during the year	**2,142**	714	1,138
Net actuarial loss arising during the year	**(23,829)**	(20,966)	(15,466)
Amortization of prior service cost	**(183)**	(300)	(1,120)
Amortization of actuarial loss	**7,899**	6,284	6,593
Remeasurement of supplemental pension liability	**—**	—	(2,746)
Settlement loss recognized	**563**	—	5,126
Total pension and postretirement benefit plans	**(13,408)**	(14,268)	(6,475)
Total other comprehensive loss	**(24,214)**	(13,706)	(10,836)
Total comprehensive income	**$200,615**	$208,658	$157,212

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2012 and 2011

(In thousands)

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 41,239**	$ 37,408
Marketable securities	**279**	—
Receivables — net	**324,563**	254,310
Inventories — net	**169,585**	141,912
Deferred income taxes	**29,929**	25,378
Prepaid expenses	**21,028**	17,949
Total current assets	**586,623**	476,957
Property, plant and equipment — net	**174,931**	130,883
Goodwill	**812,817**	547,826
Intangible assets — net	**227,891**	120,699
Other assets	**27,253**	28,085
	$1,829,515	$1,304,450
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	**$ 50,001**	$ 33
Accounts payable	**62,869**	46,381
Income taxes payable	**27,354**	15,283
Accrued liabilities	**121,950**	101,294
Customer advance payments	**20,894**	9,375
Current maturities of long-term debt	**55,668**	5,664
Current obligations under capital leases	**4,948**	4,131
Total current liabilities	**343,684**	182,161
Long-term debt	**528,041**	313,459
Obligations under capital leases	**10,945**	5,202
Pension obligations	**161,399**	123,058
Postretirement obligations	**69,851**	71,943
Deferred income taxes	**26,159**	17,415
Other liabilities	**19,666**	19,889
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	**—**	—
Common shares, no par value; 160,000 shares authorized; 98,023 shares issued at October 31, 2012 and 2011	**12,253**	12,253
Capital in excess of stated value	**287,581**	272,928
Retained earnings	**1,181,245**	990,221
Accumulated other comprehensive loss	**(104,226)**	(80,012)
Common shares in treasury, at cost	**(707,083)**	(624,067)
Total shareholders' equity	**669,770**	571,323
	$1,829,515	$1,304,450

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2012, 2011 and 2010 *(In thousands)*	2012	2011	2010
Number of common shares in treasury			
Balance at beginning of year	**32,422**	30,152	30,667
Shares issued under company stock and employee benefit plans	**(571)**	(936)	(1,448)
Purchase of treasury shares	**1,915**	3,206	933
Balance at end of year	**33,766**	32,422	30,152
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 272,928**	$ 255,595	$ 241,494
Shares issued under company stock and employee benefit plans	**(504)**	1,564	(1,330)
Tax benefit from stock option and restricted stock transactions	**4,792**	6,924	7,798
Stock-based compensation	**10,365**	8,845	7,633
Balance at end of year	**$ 287,581**	$ 272,928	$ 255,595
Retained earnings			
Balance at beginning of year	**$ 990,221**	$ 797,695	$ 656,086
Net income	**224,829**	222,364	168,048
Dividends paid ($.525 per share in 2012, $.44 per share in 2011, and $.39 per share in 2010)	**(33,805)**	(29,838)	(26,439)
Balance at end of year	**$1,181,245**	$ 990,221	$ 797,695
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ (80,012)**	$ (66,306)	$ (55,470)
Translation adjustments	**(10,806)**	562	(4,361)
Remeasurement of supplemental pension liability, net of tax of $1,648	**—**	—	(2,746)
Settlement loss recognized, net of tax of $(331) in 2012 and $(3,085) in 2010	**563**	—	5,126
Net prior service cost arising during the year, net of tax of $(1,078) in 2012, $(315) in 2011 and $3 in 2010	**1,959**	414	18
Net actuarial loss arising during the year, net of tax of $7,791 in 2012, $9,002 in 2011 and $4,756 in 2010	**(15,930)**	(14,682)	(8,873)
Balance at end of year	**$ (104,226)**	$ (80,012)	$ (66,306)
Common shares in treasury, at cost			
Balance at beginning of year	**$ (624,067)**	$(494,165)	$(484,387)
Shares issued under company stock and employee benefit plans	**7,762**	13,315	20,309
Purchase of treasury shares	**(90,778)**	(143,217)	(30,087)
Balance at end of year	**$ (707,083)**	$(624,067)	$(494,165)
Total shareholders' equity	**$ 669,770**	$ 571,323	$ 505,072

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2012, 2011 and 2010	2012	2011	2010
(In thousands)			
Cash flows from operating activities:			
Net income	**$ 224,829**	$ 222,364	$ 168,048
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**24,469**	20,758	22,625
Amortization	**14,521**	8,018	6,263
Long-lived asset impairments	**—**	1,811	—
Provision for losses on receivables	**710**	977	607
Deferred income taxes	**9,828**	716	26,830
Tax benefit from the exercise of stock options	**(4,792)**	(6,924)	(7,798)
Non-cash stock compensation	**10,365**	8,845	7,633
(Gain)/loss on sale of property, plant and equipment	**(638)**	362	(18)
Loss on divestiture	**—**	—	357
Other	**(3,919)**	(5,628)	(10,791)
Changes in operating assets and liabilities:			
Receivables	**(49,595)**	(4,474)	(50,732)
Inventories	**171**	(14,666)	(15,004)
Other current assets	**(1,201)**	(1,619)	222
Other noncurrent assets	**(1,290)**	875	(2,837)
Accounts payable	**4,882**	4,389	7,046
Income taxes payable	**18,855**	(1,993)	18,170
Accrued liabilities	**12,923**	3,263	5,466
Customer advance payments	**2,124**	(2,382)	2,614
Other noncurrent liabilities	**12,156**	12,035	(38,515)
Net cash provided by operating activities	**274,398**	246,727	140,186
Cash flows from investing activities:			
Additions to property, plant and equipment	**(30,959)**	(20,239)	(14,317)
Proceeds from sale of property, plant and equipment	**6,120**	161	354
Proceeds from sale of product lines	**2,213**	—	(990)
Acquisition of businesses, net of cash acquired	**(443,864)**	(292,980)	(18,576)
Proceeds from sale of (purchases of) marketable securities	**(279)**	7,552	(7,795)
Net cash used in investing activities	**(466,769)**	(305,506)	(41,324)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**250,001**	190	12,566
Repayment of short-term borrowings	**(200,033)**	(2,361)	(11,411)
Proceeds from long-term debt	**401,175**	1,039,800	116,000
Repayment of long-term debt	**(136,589)**	(830,937)	(162,290)
Repayment of capital lease obligations	**(5,203)**	(4,738)	(4,392)
Issuance of common shares	**4,934**	9,652	13,828
Purchase of treasury shares	**(88,455)**	(137,989)	(24,935)
Tax benefit from the exercise of stock options	**4,792**	6,924	7,798
Dividends paid	**(33,805)**	(29,838)	(26,439)
Net cash provided by (used in) financing activities	**196,817**	50,703	(79,275)
Effect of exchange rate changes on cash	**(615)**	3,155	3,961
Increase (decrease) in cash and cash equivalents	**3,831**	(4,921)	23,548
Cash and cash equivalents at beginning of year	**37,408**	42,329	18,781
Cash and cash equivalents at end of year	**$ 41,239**	$ 37,408	$ 42,329

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — Our fiscal year ends on October 31.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer.

A relative selling price hierarchy exists for determining the selling price of deliverables in multiple deliverable arrangements. Vendor specific objective evidence (VSOE) is used, if available. Third-party evidence (TPE) is used if VSOE is not available, and best estimated selling price (BESP) is used if neither VSOE nor TPE is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2012, 2011 and 2010 were not material.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $10,935, $9,008 and $8,267 in 2012, 2011 and 2010, respectively.

Research and development — Research and development costs are expensed as incurred and were $36,535, $26,997 and $23,835 in 2012, 2011 and 2010, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as nonvested (restricted) stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive. Options for 75, 71 and 17 common shares were excluded from the diluted earnings per share calculation in 2012, 2011 and 2010, respectively, because their effect would have been anti-dilutive.

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 24 percent of consolidated inventories at October 31, 2012, and 26 percent at October 31, 2011. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $6,810 and $6,779 higher than reported at October 31, 2012 and October 31, 2011, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-13 years

Depreciation expense is included in cost of sales and selling and administrative expenses.

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in 2012, 2011 or 2010.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill is not amortized but is subject to annual impairment testing. Our annual impairment testing is performed as of August 1. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit is less than the carrying amount of those assets.

Other amortizable intangible assets, which consist primarily of patent/technology costs, customer relationships, noncompete agreements, and trade names, are amortized over their useful lives on a straight-line basis. At October 31, 2012, the weighted average useful lives for each major category of amortizable intangible assets were:

Patent/technology costs	14 years
Customer relationships	15 years
Noncompete agreements	5 years
Trade names	16 years

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Gains and losses from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss).

Accumulated other comprehensive loss — Accumulated other comprehensive loss at October 31, 2012 and 2011, consisted of:

	2012	2011
Translation adjustments	**$ 26,234**	$ 37,040
Pension and postretirement benefit plan adjustments	**(130,460)**	(117,052)
	$(104,226)	$ (80,012)

Warranties — Our standard warranty program provides for repair or replacement of defective products within a specified time period (generally one year) measured from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for 2012 and 2011:

	2012	2011
Balance at beginning of year	**$ 6,723**	$ 5,242
Accruals for warranties	**5,430**	7,417
Warranty assumed from acquisitions	**2,252**	72
Warranty payments	**(5,307)**	(6,017)
Currency adjustments	**(169)**	9
Balance at end of year	**$ 8,929**	$ 6,723

Presentation — Certain amounts for 2011 and 2010 have been reclassified to conform to 2012 presentation.

Note 2 — Recently issued accounting standards

In December 2010, the Financial Accounting Standards Board (FASB) issued guidance that provides requirements for pro forma revenue and earnings disclosures related to business combinations. This guidance requires disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. We adopted this standard on November 1, 2011, and required disclosures are included in Note 13.

In May 2011, the FASB clarified the guidance concerning fair value measurements and disclosures. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion around the sensitivity of the measurements. We adopted this guidance on February 1, 2012, and there was no material impact on our consolidated financial statements.

In June 2011, the FASB issued an Accounting Standards Update (ASU) that amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted this guidance in 2012, and it did not impact our consolidated financial statements, as it only resulted in a change in the format of presentation.

Notes to Consolidated Financial Statements — *(Continued)*

In September 2011, the FASB issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine the existence of events or circumstances that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for us beginning in 2013, with early adoption permitted. Adoption of this guidance could change our annual process for goodwill impairment testing, but will not impact the financial statements.

Note 3 — Retirement, pension and other postretirement plans

Retirement plans — We have funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately three years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for 2012, 2011 and 2010 was approximately $10,827, $8,594 and $7,945, respectively.

Pension plans — We have various pension plans covering a portion of our United States and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to United States plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for pension plans is as follows:

	United States		International	
	2012	**2011**	**2012**	**2011**
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 268,949**	$237,370	**$ 71,361**	$ 71,936
Service cost	**7,488**	6,058	**1,504**	2,097
Interest cost	**12,137**	12,008	**3,002**	2,973
Participant contributions	**—**	—	**133**	124
Plan amendments	**(3,199)**	5	**—**	(1,210)
Addition of plans from business combination	**14,935**	—	**—**	—
Foreign currency exchange rate change	**—**	—	**(2,000)**	345
Actuarial (gain) loss	**36,852**	21,289	**11,934**	(2,567)
Benefits paid	**(10,370)**	(7,781)	**(2,501)**	(2,337)
Benefit obligation at end of year	**$ 326,792**	$268,949	**$ 83,433**	$ 71,361
Change in plan assets:				
Beginning fair value of plan assets	**$ 184,701**	$175,864	**$ 32,167**	$ 29,799
Actual return on plan assets	**22,088**	15,946	**1,283**	672
Company contributions	**9,060**	672	**3,492**	3,788
Participant contributions	**—**	—	**133**	124
Addition of plans from business combination	**8,649**	—	**—**	—
Foreign currency exchange rate change	**—**	—	**(357)**	121
Benefits paid	**(10,370)**	(7,781)	**(2,501)**	(2,337)
Ending fair value of plan assets	**$ 214,128**	$184,701	**$ 34,217**	$ 32,167
Funded status at end of year	**$(112,664)**	$ (84,248)	**$(49,216)**	$(39,194)
Amounts recognized in financial statements:				
Noncurrent asset	**$ —**	$ —	**$ 144**	$ 191
Accrued benefit liability	**(620)**	(571)	**(5)**	(4)
Long-term pension and retirement obligations	**(112,044)**	(83,677)	**(49,355)**	(39,381)
Total amount recognized in financial statements	**$(112,664)**	$ (84,248)	**$(49,216)**	$(39,194)

	United States		International	
	2012	2011	2012	2011
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial loss	**$154,238**	$136,927	**$26,310**	$14,937
Prior service cost (credit)	**(1,506)**	2,035	**(1,080)**	(1,201)
Accumulated other comprehensive loss	**$152,732**	$138,962	**$25,230**	$13,736
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial loss	**$ 13,943**	$ 11,356	**$ 1,418**	$ 579
Amortization of prior service cost (credit)	**157**	667	**(96)**	(98)
Total	**$ 14,100**	$ 12,023	**$ 1,322**	$ 481

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2012	2011	2012	2011
Balance at beginning of year	**$138,962**	$126,144	**$13,736**	$17,500
Net (gain) loss arising during the year	**29,877**	20,917	**12,197**	(1,773)
Prior service cost (credit) arising during the year	**(3,199)**	5	**—**	(1,210)
Net gain (loss) recognized during the year	**(11,672)**	(7,438)	**(564)**	(858)
Prior service (cost) credit recognized during the year	**(342)**	(666)	**97**	(5)
Settlement loss	**(894)**	—	**—**	—
Exchange rate effect during the year	**—**	—	**(236)**	82
Balance at end of year	**$152,732**	$138,962	**$25,230**	$13,736

Information regarding the accumulated benefit obligation is as follows:

	United States		International	
	2012	2011	2012	2011
For all plans:				
Accumulated benefit obligation	**$316,080**	$261,767	**$65,725**	$56,529
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**326,792**	268,949	**70,153**	64,945
Accumulated benefit obligation	**316,080**	261,767	**58,425**	54,749
Fair value of plan assets	**214,128**	184,701	**26,757**	30,185

Net pension benefit costs include the following components:

	United States			International		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Service cost	**$ 7,488**	$ 6,058	$ 5,997	**$ 1,504**	$ 2,097	$ 1,632
Interest cost	**12,137**	12,008	11,883	**3,002**	2,973	2,791
Expected return on plan assets	**(14,901)**	(15,575)	(14,716)	**(1,547)**	(1,466)	(1,348)
Amortization of prior service cost (credit)	**342**	666	579	**(97)**	5	49
Amortization of net actuarial (gain) loss	**11,672**	7,438	6,181	**564**	858	369
Settlement loss	**682**	—	8,022	**—**	—	190
Total benefit cost	**$ 17,420**	$ 10,595	$ 17,946	**$ 3,426**	$ 4,467	$ 3,683

Net periodic pension cost for 2012 included a settlement loss of $682, due to a plan termination. Net periodic pension cost for 2010 included settlement losses of $8,212, due to lump sum retirement payments.

The weighted average assumptions used in the valuation of pension benefits were as follows:

	United States			International		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**3.85%**	4.46%	5.21%	**3.52%**	4.43%	4.17%
Rate of compensation increase	**3.12**	3.20	3.30	**3.13**	3.16	3.21
Assumptions used to determine net benefit costs for the years ended October 31:						
Discount rate	**4.46**	5.21	5.50	**4.43**	4.17	4.78
Expected return on plan assets	**7.75**	8.25	8.51	**4.85**	4.84	4.85
Rate of compensation increase	**3.20**	3.30	3.30	**3.16**	3.21	2.86

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

The discount rate reflects the current rate at which pension liabilities could be effectively settled at the end of the year. The discount rate used considers a yield derived from matching projected pension payments with maturities of a portfolio of available bonds that receive the highest rating given from a recognized investments ratings agency. The decrease in the discount rate in 2012 and 2011 is due to lower yields for these types of investments as a result of the economic environment.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and other professionals in developing appropriate return assumptions. The rate of compensation increase is based on managements' estimates using historical experience and expected increases in rates.

Notes to Consolidated Financial Statements — *(Continued)*

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2012	$ (3,897)	$ 4,670	$ (851)	$ 1,398
Effect on pension obligation as of October 31, 2012	$(37,767)	$ 47,918	$(13,344)	$17,074
Expected return on assets:				
Effect on total service and interest cost components in 2012	$ (1,890)	$ 1,890	$ (321)	$ 321
Effect on pension obligation as of October 31, 2012	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2012	$ 2,792	$ (2,309)	$ 903	$ (734)
Effect on pension obligation as of October 31, 2012	$ 17,886	$(14,864)	$ 6,304	$ (5,468)

The allocation of pension plan assets as of October 31, 2012 and 2011 is as follows:

	United States		International	
	2012	2011	2012	2011
Asset Category				
Equity securities	**37%**	22%	**—%**	—%
Debt securities	**20**	33	**—**	—
Insurance contracts	**—**	—	**56**	58
Pooled investment funds	**42**	44	**43**	41
Other	**1**	1	**1**	1
Total	**100%**	100%	**100%**	100%

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

Our United States plans comprise 86 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by dynamically matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The current target in "return-seeking assets" is 60 percent and 40 percent in fixed income. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Our international plans comprise 14 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2012 by asset category are in the table below.

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 1,346	$ 1,346	$ —	$ —	$ 323	$ 323	$ —	$ —
Money market funds	2,114	2,114	—	—	—	—	—	—
Equity securities:								
Basic materials	5,849	5,849	—	—	—	—	—	—
Consumer goods	7,359	7,359	—	—	—	—	—	—
Financial	9,190	9,190	—	—	—	—	—	—
Healthcare	4,891	4,891	—	—	—	—	—	—
Industrial goods	3,174	3,174	—	—	—	—	—	—
Technology	4,581	4,581	—	—	—	—	—	—
Utilities	1,491	1,491	—	—	—	—	—	—
Mutual funds	39,900	39,900	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	17,697	1,784	15,913	—	—	—	—	—
Corporate	24,865	—	24,865	—	—	—	—	—
Other	593	—	593	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	19,046	—	—	19,046
Real estate collective funds	13,110	—	—	13,110	—	—	—	—
Pooled investment funds	77,220	—	77,220	—	14,848	—	14,848	—
Other	748	748	—	—	—	—	—	—
	$214,128	$82,427	$118,591	$13,110	$34,217	$ 323	$14,848	$19,046

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2011 by asset category are in the table below.

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 618	$ 618	$ —	$ —	$ 322	$ 322	$ —	$ —
Money market funds	1,845	1,845	—	—	—	—	—	—
Equity securities:								
Basic materials	5,081	5,081	—	—	—	—	—	—
Consumer goods	5,942	5,942	—	—	—	—	—	—
Financial	6,989	6,989	—	—	—	—	—	—
Healthcare	4,062	4,062	—	—	—	—	—	—
Industrial goods	3,993	3,993	—	—	—	—	—	—
Technology	4,767	4,767	—	—	—	—	—	—
Utilities	1,578	1,578	—	—	—	—	—	—
Mutual funds	7,353	7,353	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	24,224	2,445	21,779	—	—	—	—	—
Corporate	35,514	—	35,514	—	—	—	—	—
Other	826	—	826	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	18,501	—	—	18,501
Pooled investment funds	81,062	—	81,062	—	13,344	—	13,344	—
Other	847	847	—	—	—	—	—	—
	$184,701	$45,520	$139,181	$ —	$32,167	$ 322	$13,344	$18,501

At October 31, 2012 and 2011, the pension plans did not have any investment in our common shares.

The inputs and methodology used to measure fair value of plan assets are consistent with those described in Note 18. Following are the valuation methodologies used to measure these assets:

- **Money market funds** — Money market funds are public investment vehicles that are valued with a net asset value of one dollar. This is a quoted price in an active market and is classified as Level 1.
- **Equity securities** — Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1. Mutual funds are valued at the net asset values of the shares at year-end, as determined by the closing price reported on the active market on which the individual securities are traded and are classified as Level 1.
- **Fixed income securities** — U.S. Treasury bills reflect the closing price on the active market in which the securities are traded and are classified as Level 1. Securities of U.S. agencies are valued using bid evaluations and a classified as Level 2. Corporate fixed income securities are valued using evaluated prices, such as dealer quotes, bids and offers and are therefore classified as Level 2.
- **Insurance contracts** — Insurance contracts are investments with various insurance companies. The assets are valued at the fair value as reported by the insurance companies. These contracts do not hold any specific assets. These investments are classified as Level 3.

- **Real estate collective funds** — These funds are valued at the estimated fair value of the underlying properties. Estimated fair value is calculated using a combination of key inputs, such as revenue and expense growth rates, terminal capitalization rates and discount rates. These investments are classified as Level 3.
- **Pooled investment funds** — These are public investment vehicles valued using the net asset value. The net asset value is based on the value of the assets owned by the plan, less liabilities. These investments are not quoted on an active exchange and are classified as Level 2.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the years ended October 31, 2012 and 2011:

	2012	2011
Balance at beginning of year	**$18,501**	$17,699
Net unrealized gains	**1,949**	55
Net realized gains	**2**	—
Purchases	**14,311**	2,202
Sales	**(2,183)**	(1,523)
Transfers in (out)	—	—
Foreign currency translation	**(424)**	68
Balance at end of year	**$32,156**	$18,501

Contributions to pension plans in 2013 are estimated to be approximately $26,500.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	United States	International
2013	$ 9,899	$ 1,909
2014	10,750	2,324
2015	11,781	2,874
2016	12,856	2,395
2017	13,974	2,096
2018-2022	87,241	19,331

Other postretirement plans — We have an unfunded postretirement benefit plan covering certain of our United States employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums that are adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for other postretirement plans is as follows:

	United States		International	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 73,392	$ 55,599	$ 678	$ 659
Service cost	1,183	1,122	28	31
Interest cost	2,759	2,932	41	41
Participant contributions	1,393	1,307	—	—
Plan amendment	(202)	—	—	—
Foreign currency exchange rate change	—	—	1	13
Actuarial (gain) loss	(4,315)	14,409	107	(62)
Benefits paid	(2,982)	(1,977)	(4)	(4)
Benefit obligation at end of year	$ 71,228	$ 73,392	$ 851	$ 678
Change in plan assets:				
Beginning fair value of plan assets	$ —	$ —	$ —	$ —
Company contributions	1,589	670	4	4
Participant contributions	1,393	1,307	—	—
Benefits paid	(2,982)	(1,977)	(4)	(4)
Ending fair value of plan assets	$ —	$ —	$ —	$ —
Funded status at end of year	$(71,228)	$(73,392)	$(851)	$(678)
Amounts recognized in financial statements:				
Accrued benefit liability	$ (2,224)	$ (2,123)	$ (4)	$ (4)
Long-term postretirement obligations	(69,004)	(71,269)	(847)	(674)
Total amount recognized in financial statements	$(71,228)	$(73,392)	$(851)	$(678)

The 2012 Amendment noted in the table above relates to a change in the plan design of the retiree medical plan effective January 1, 2013 moving to a Health Reimbursement Arrangement for post-65 coverage.

	United States		International	
	2012	2011	2012	2011
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	$31,585	$37,690	$(138)	$(260)
Prior service cost (credit)	(1,934)	(2,316)	—	—
Accumulated other comprehensive (gain) loss	$29,651	$35,374	$(138)	$(260)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	$ 2,214	$ 2,681	$ (4)	$ (14)
Amortization of prior service cost (credit)	(1,758)	(584)	—	—
Total	$ 456	$ 2,097	$ (4)	$ (14)

Notes to Consolidated Financial Statements — *(Continued)*

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2012	**2011**	**2012**	**2011**
Balance at beginning of year	**$35,374**	$21,423	**$(260)**	$(203)
Net (gain) loss arising during the year	**(4,315)**	14,410	**108**	(62)
Prior service cost (credit) arising during the year	**(202)**	—	—	—
Net gain (loss) recognized during the year	**(1,790)**	(1,606)	**14**	8
Prior service credit (cost) recognized during the year	**584**	1,147	—	—
Exchange rate effect during the year	—	—	—	(3)
Balance at end of year	**$29,651**	$35,374	**$(138)**	$(260)

Net postretirement benefit costs include the following components:

	United States			International		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Service cost	**$1,183**	$ 1,122	$ 837	**$ 28**	$31	$29
Interest cost	**2,759**	2,932	2,504	**41**	41	44
Amortization of prior service cost (credit)	**(584)**	(1,147)	(1,147)	—	—	—
Amortization of net actuarial (gain) loss	**1,789**	1,606	1,170	**(14)**	(8)	(5)
Total benefit cost	**$5,147**	$ 4,513	$ 3,364	**$ 55**	$64	$68

The weighted average assumptions used in the valuation of postretirement benefits were as follows:

	United States			International		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**3.85%**	4.50%	5.25%	**4.40%**	5.85%	5.75%
Health care cost trend rate	**4.90**	9.36	9.00	**7.00**	7.00	6.80
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	**3.60**	5.00	5.00	**3.50**	3.50	4.80
Year the rate reaches the ultimate trend rate	**2017**	2016	2020	**2031**	2031	2013
Assumption used to determine net benefit costs for the years ended October 31:						
Discount rate	**4.50%**	5.25%	5.50%	**5.85%**	5.75%	6.75%

The decrease in the weighted-average health care cost trend rate in the United States relates to a change in the plan design of the retiree medical plan effective January 1, 2013 moving to a Health Reimbursement Arrangement for post-65 coverage.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2012	$ (858)	$ 1,056	$ (8)	$ 10
Effect on postretirement obligation as of October 31, 2012	$ (9,402)	$11,835	$(163)	$ 217
Health care trend rate:				
Effect on total service and interest cost components in 2012	$ 699	$ (558)	$ 18	$ (13)
Effect on postretirement obligation as of October 31, 2012	$10,827	$ (8,766)	$ 205	$(158)

Contributions to postretirement plans in 2013 are estimated to be approximately $2,300.

Retiree postretirement benefit payments are anticipated to be paid as follows:

	United States		
Year	With Medicare Part D Subsidy	Without Medicare Part D Subsidy	International
2013	$ 2,273	$ 2,322	$ 4
2014	2,491	2,491	4
2015	2,771	2,771	12
2016	3,032	3,032	13
2017	3,250	3,250	14
2018-2022	18,548	18,548	106

Note 4 — Income taxes

Income tax expense includes the following:

	2012	2011	2010
Current:			
U.S. federal	**$ 51,458**	$53,983	$ 9,811
State and local	**1,378**	2,029	29
Foreign	**38,760**	35,469	26,601
Total current	**91,596**	91,481	36,441
Deferred:			
U.S. federal	**7,204**	1,851	34,097
State and local	**782**	23	(2,771)
Foreign	**1,842**	(1,158)	(4,496)
Total deferred	**9,828**	716	26,830
	$101,424	$92,197	$63,271

Earnings before income taxes of domestic operations, which are calculated after intercompany profit eliminations, were $177,035, $181,258 and $130,149 in 2012, 2011 and 2010, respectively.

Income tax expense in 2012 includes a benefit of $2,717 related to the utilization of loss carryforwards and to the release of the valuation allowance related to loss carryforwards which are expected to be utilized in future years. Income tax expense in 2011 and 2010 includes a benefit related to the utilization of loss carryforwards of $682 and $1,876, respectively.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

During 2010 we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc., as discussed in Note 14, and we recognized $10,243 in tax benefits from the write-off of our tax basis in the product lines. Income tax expense for 2010 was negatively impacted by the enactment in March 2010 of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010, resulting in an additional tax charge of $5,249. The charge is due to a reduction in the value of our deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

A reconciliation of the U.S. statutory federal rate to the worldwide consolidated effective tax rate follows:

	2012	2011	2010
Statutory federal income tax rate	**35.00%**	35.00%	35.00%
Domestic Production Deduction	**(1.82)**	(1.76)	(0.75)
Foreign tax rate variances, net of foreign tax credits	**(2.31)**	(2.51)	(4.56)
State and local taxes, net of federal income tax benefit	**0.43**	0.42	(0.79)
Tax expense related to tax law change	—	—	2.27
Tax benefit from sale of UV product lines	—	—	(4.43)
Amounts related to prior years	**(0.31)**	(1.31)	0.34
Other — net	**0.10**	(0.53)	0.27
Effective tax rate	**31.09%**	29.31%	27.35%

The Domestic Production Deduction, enacted by the American Jobs Creation Act of 2004, allows a deduction with respect to income from certain United States manufacturing activities.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $149,218, $133,303 and $101,170 in 2012, 2011 and 2010, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $400,487 and $391,679 at October 31, 2012 and 2011, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

Notes to Consolidated Financial Statements — *(Continued)*

At October 31, 2012 and 2011, total unrecognized tax benefits were $3,140 and $2,576, respectively. The amounts that, if recognized, would impact the effective tax rate were $2,601 and $2,517 at October 31, 2012 and 2011, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Balance at beginning of year	**$2,576**	$ 4,078	$3,969
Additions based on tax positions related to the current year	**148**	387	388
Additions for tax positions of prior years	**896**	138	359
Reductions for tax positions of prior years	**—**	—	(638)
Settlements	**—**	(2,027)	—
Lapse of statute of limitations	**(480)**	—	—
Balance at end of year	**$3,140**	$ 2,576	$4,078

At October 31, 2012 and 2011, we had accrued interest expense related to unrecognized tax benefits of $304 and $327, respectively. We include interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

We are subject to United States Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are subject to examination in the U.S. by the Internal Revenue Service (IRS) for the 2009 through 2012 tax years; tax years prior to 2009 have been examined by the IRS. Generally, major state and foreign jurisdiction tax years remain open to examination for tax years after 2006. Within the next twelve months, it is reasonably possible that certain foreign statute of limitations periods would expire, which could result in a decrease in our unrecognized tax benefits in a range of $0 to $1,000.

Significant components of deferred tax assets and liabilities are as follows:

	2012	2011
Deferred tax assets:		
Employee benefits	**$ 88,821**	$ 79,027
Other accruals not currently deductible for taxes	**17,991**	12,114
Tax credit and loss carryforwards	**17,145**	12,576
Inventory adjustments	**5,278**	4,085
Translation of foreign currency accounts	**929**	716
Total deferred tax assets	**130,164**	108,518
Valuation allowance	**(5,046)**	(6,051)
Total deferred tax assets	**125,118**	102,467
Deferred tax liabilities:		
Depreciation and amortization	**121,348**	94,487
Translation of foreign currency accounts	**—**	17
Total deferred tax liabilities	**121,348**	94,504
Net deferred tax assets	**$ 3,770**	$ 7,963

At October 31, 2012, we had $1,869 of tax credit carryforwards of which $715 will expire in 2013 through 2030, and $1,154 of which has an indefinite carryforward period. We also had $31,054 Federal, $54,527 state and $5,308 foreign operating loss carryforwards, of which $85,581 will expire in 2013 through 2032, and $5,308 of which has an indefinite carryforward period. The net change in the valuation allowance was a decrease of $1,005 in 2012 and a decrease of $1,442 in 2011. The valuation allowance of $5,046 at October 31, 2012, relates primarily to tax credits and loss carryforwards that may expire before being realized. We continue to assess the need for valuation allowances against deferred tax assets based on determinations of whether it is more likely than not that deferred tax benefits will be realized.

Note 5 — Details of balance sheet

	2012	2011
Receivables:		
Accounts	**$ 308,604**	$ 235,240
Notes	**13,797**	16,082
Other	**5,938**	6,299
	328,339	257,621
Allowance for doubtful accounts	**(3,776)**	(3,311)
	$ 324,563	$ 254,310
Inventories:		
Finished goods	**$ 103,552**	$ 98,879
Work-in-process	**22,159**	13,971
Raw materials and finished parts	**71,189**	51,891
	196,900	164,741
Obsolescence and other reserves	**(20,505)**	(16,050)
LIFO reserve	**(6,810)**	(6,779)
	$ 169,585	$ 141,912
Property, plant and equipment:		
Land	**$ 8,533**	$ 7,791
Land improvements	**3,424**	3,392
Buildings	**125,338**	121,870
Machinery and equipment	**257,229**	207,734
Enterprise management system	**43,335**	43,006
Construction-in-progress	**10,110**	5,623
Leased property under capitalized leases	**23,842**	16,796
	471,811	406,212
Accumulated depreciation and amortization	**(296,880)**	(275,329)
	$ 174,931	$ 130,883
Accrued liabilities:		
Salaries and other compensation	**$ 46,930**	$ 44,068
Pension and retirement	**1,435**	1,030
Taxes other than income taxes	**10,766**	9,252
Other	**62,819**	46,944
	$ 121,950	$ 101,294

Note 6 — Leases

We have lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $13,822, $12,292 and $12,266 in 2012, 2011 and 2010, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2012	2011
Transportation equipment	**$15,697**	$14,215
Other	**8,145**	2,581
Total capitalized leases	**23,842**	16,796
Accumulated amortization	**(7,614)**	(6,969)
Net capitalized leases	**$16,228**	$ 9,827

In 2012, we entered into a lease for a new manufacturing facility in Swainsboro, Georgia that is being accounted for as a capitalized lease that is included in Other in the table above.

At October 31, 2012, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Year:		
2013	$ 6,714	$12,408
2014	5,133	7,813
2015	2,639	5,622
2016	955	4,172
2017	469	3,287
Later years	5,184	11,465
Total minimum lease payments	21,094	$44,767
Less amount representing executory costs	2,065	
Net minimum lease payments	19,029	
Less amount representing interest	3,136	
Present value of net minimum lease payments	15,893	
Less current portion	4,948	
Long-term obligations at October 31, 2012	$10,945	

Note 7 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2012	2011
Maximum borrowings under bank lines of credit:		
Domestic banks	**$50,000**	$ —
Foreign banks	**40,260**	43,305
Total	**$90,260**	$43,305
Outstanding notes payable:		
Domestic bank debt	**$50,000**	$ —
Foreign bank debt	**1**	33
Total	**$50,001**	$ 33
Weighted-average interest rate on notes payable	**1.1%**	1.5%
Unused bank lines of credit	**$40,259**	$43,272

In 2012, we entered into a 364-day, $250,000 Credit Agreement with PNC Bank. We borrowed $250,000 under this agreement for acquisitions made in 2012 and then repaid $200,000 using proceeds of the Senior Notes described in Note 8, leaving a balance of $50,000 outstanding at October 31, 2012. No additional borrowings can be made under this agreement, and any future repayments will reduce the maximum amount by the amount of the repayment.

Note 8 — Long-term debt

A summary of long-term debt is as follows:

	2012	2011
Revolving credit agreement, due 2017	**$262,450**	$192,200
Senior notes, due 2017-2025	**200,000**	—
Private shelf facility, due 2012-2020	**69,445**	75,000
Senior note, due 2013	**50,000**	50,000
Development loans, due 2011-2026	**1,814**	1,923
	583,709	319,123
Less current maturities	**55,668**	5,664
Long-term maturities	**$528,041**	$313,459

Revolving credit agreement — This $500,000 unsecured multi-currency revolving credit agreement is with a group of banks and expires in 2017. Payment of quarterly commitment fees is required. The weighted average interest rate for borrowings under this agreement was 1.23 percent at October 31, 2012.

Senior notes, due 2017-2025 —These fixed-rate notes entered into in 2012 with a group of insurance companies had an original weighted-average life of 8.78 years at the time of issuance. The weighted-average interest rate at October 31, 2012 was 2.93 percent.

Private shelf facility — In 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC (NYLIM). Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years, and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. At October 31, 2012, the amount outstanding under this facility was at a fixed rate of 2.21 percent per annum.

Senior note, due 2013 — This note is payable in one installment and has a fixed interest rate of 4.98 percent.

Development loans, due 2011-2026 — These fixed-rate loans with the State of Ohio and Cuyahoga County, Ohio were issued in 2011 in connection with the construction of our new corporate headquarters building and are payable in monthly installments over 15 years beginning in 2011. The interest rate on the State of Ohio loan is 3.00 percent, and the interest rate on the Cuyahoga County loan is 3.50 percent.

Annual maturities — The annual maturities of long-term debt for the five years subsequent to October 31, 2012, are as follows: $55,668 in 2013; $10,671 in 2014; $10,675 in 2015; and $10,679 in 2016 and $300,533 in 2017.

Note 9 — Financial instruments

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. We regularly use foreign currency forward contracts to reduce our risks related to most of these transactions. These contracts usually have maturities of 90 days or less and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the hedges of balance sheet positions are recognized in each accounting period in "other — net" on the Consolidated Statement of Income together with the transaction gain or loss from the hedged balance sheet position. In 2012, we recognized net gains of $294 on foreign exchange contracts and net losses of $1,310 from the change in fair value of balance sheet positions. In 2011, we recognized net losses of $11,277 on foreign exchange contracts and net gains of $13,477 from the change in fair value of balance sheet positions. In 2010, we recognized net gains of $7,970 on foreign exchange contracts and net losses of $6,749 from the change in fair value of balance sheet positions. We do not use financial instruments for trading or speculative purposes.

The following table summarizes, by currency, forward exchange contracts outstanding at October 31, 2012 and 2011:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2012 contract amounts:				
Euro	**$ 3,186**	**$ 3,220**	**$ 95,370**	**$ 95,769**
Pound sterling	**—**	**—**	**28,771**	**28,959**
Japanese yen	**5,810**	**5,766**	**15,643**	**15,465**
Others	**5,273**	**5,244**	**37,443**	**37,666**
Total	**$14,269**	**$14,230**	**$177,227**	**$177,859**
October 31, 2011 contract amounts:				
Euro	$10,920	$10,967	$ 88,209	$ 87,736
Pound sterling	29,381	29,465	56,028	56,515
Japanese yen	16,723	16,416	15,788	15,566
Others	13,827	13,891	33,001	33,473
Total	$70,851	$70,739	$193,026	$193,290

We also use intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly-owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For 2012 and 2011, net gains of $240 and net losses of $170, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and forward exchange contracts. We periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2012, there were no significant concentrations of credit risk.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are shown in the table below. The carrying values of receivables and accounts payable approximate fair value due to the short-term nature of these instruments.

	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 41,239**	**$ 41,239**	$ 37,408	$ 37,408
Marketable securities	**279**	**279**	—	—
Notes payable	**50,001**	**50,001**	33	33
Long-term debt (including current portion)	**583,709**	**584,624**	319,123	313,850
Forward exchange contracts (net)	**671**	**671**	376	376

We used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices, which are considered to be Level 1 inputs under the fair value hierarchy.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy.
- Foreign exchange contracts are estimated using quoted exchange rates, which are considered to be Level 2 inputs under the fair value hierarchy.

Note 10 — Capital shares

Preferred — We have authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in 2012, 2011 or 2010.

Common — We have 160,000 authorized common shares without par value. At October 31, 2012 and 2011, there were 98,023 common shares issued. At October 31, 2012 and 2011, the number of outstanding common shares, net of treasury shares, was 64,257 and 65,601, respectively.

Common shares repurchased as part of publicly announced programs during 2012, 2011 and 2010 were as follows:

Year	Number of Shares	Total Amount	Average per Share
2012	**1,831**	**$ 86,022**	**$46.98**
2011	3024	$134,163	$44.37
2010	697	$ 22,047	$31.63

Note 11 — Stock-based compensation

The amended and restated 2004 long-term performance plan, approved by shareholders in 2008, provides for the granting of stock options, stock appreciation rights, nonvested (restricted) stock, stock purchase rights, stock equivalent units, nonvested (restricted) stock units, cash awards and other stock- or performance-based incentives. The number of common shares available for grant is 2.5 percent of the number of common shares outstanding as of the first day of each year. At the end of 2012, there were 1,606 shares available for grant in 2013.

Stock options — Nonqualified or incentive stock options may be granted to our employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in, first-out basis. We recognized compensation expense of $3,789, $2,906 and $2,231 for 2012, 2011 and 2010, respectively.

Following is a summary of stock options for 2012:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2011	1,851	$24.22		
Granted	299	$43.73		
Exercised	(365)	$19.90		
Forfeited or expired	(21)	$30.19		
Outstanding at October 31, 2012	1,764	$28.35	$54,141	6.2 years
Vested at October 31, 2012 or expected to vest	1,709	$28.07	$52,911	6.2 years
Exercisable at October 31, 2012	893	$22.05	$33,039	4.7 years

Summarized information on currently outstanding options follows:

	Range of Exercise Price		
	$12 — $20	$21 — $28	$29 — $44
Number outstanding	629	499	636
Weighted-average remaining contractual life, in years	4.3	5.8	8.4
Weighted-average exercise price	$15.80	$26.58	$42.14
Number exercisable	484	320	89
Weighted-average exercise price	$16.22	$26.27	$38.44

As of October 31, 2012, there was $8,030 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 1.8 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011
Expected volatility	**45.4%-46.9%**	43.1%-45.1%
Expected dividend yield	**1.20%**	1.28%
Risk-free interest rate	**1.03%-1.23%**	1.89%-2.25%
Expected life of the option (in years)	**5.4-6.1**	5.4-6.3

The weighted-average expected volatility used to value options granted in 2012 and 2011 was 46.2 percent and 44.3 percent, respectively.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of United States Treasury issues with terms equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during 2012, 2011 and 2010 was $17.03, $16.80 and $11.08, respectively.

The total intrinsic value of options exercised during 2012, 2011 and 2010 was $13,329, $23,076 and $22,821, respectively. Cash received from the exercise of stock options for 2012, 2011 and 2010 was $4,934, $9,652 and $13,828, respectively. The tax benefit realized from tax deductions from exercises for 2012, 2011 and 2010 was $4,792, $6,924 and $7,798, respectively.

Nonvested (restricted) stock — We may grant nonvested (restricted) stock to our employees and directors. These shares may not be transferred for a designated period of time (one to three years) defined at the date of grant. For employee recipients, shares are forfeited on a pro-rata basis in the event employment is terminated as a consequence of the employee recipient's early retirement, disability or death prior to the lapse of any restrictions. Restrictions lapse in the event of a recipient's retirement at or after normal retirement age. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares. For non-employee directors, all restrictions lapse in the event of disability or death of the non-employee director. Termination of service as a director for any other reason within one year of date of grant results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value.

The following table summarizes 2012 activity related to nonvested stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at October 31, 2011	81	$34.95
Granted	52	$45.62
Vested	(28)	$33.50
Forfeited	(5)	$42.53
Nonvested at October 31, 2012	100	$40.58

As of October 31, 2012, there was $2,119 of unrecognized compensation cost related to nonvested stock. The cost is expected to be amortized over a weighted average period of 1.7 years. The amount charged to expense related to nonvested stock was $1,724, $1,278 and $774 in 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements — *(Continued)*

Deferred directors' compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Additional stock equivalent units are earned when common stock dividends are declared.

The following table summarizes activity related to director deferred compensation share equivalent units during 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2011	243	$17.51
Deferrals	3	$52.74
Restricted stock units vested	11	$28.47
Dividend equivalents	2	$51.68
Distributions	(59)	$15.93
Outstanding at October 31, 2012	200	$19.44

The amount charged to expense related to this plan was $265, $265 and $351 in 2012, 2011 and 2010, respectively.

Long-Term Incentive Plan — Under the Long-Term Incentive Plan, executive officers and selected other key employees receive common stock awards based on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are exceeded.

The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, adjusted for dividends not to be paid. This value was $42.12 per share for both the executive officers and the selected other key employees for 2012 and $42.02 per share for both the executive officers and the selected other key employees for 2011. The per share values for 2010 were $26.10 and $29.52 for the executive officers group and $26.10 for the selected other key employees. The cumulative amounts recorded in shareholders' equity at October 31, 2012, 2011 and 2010 were $8,707, $6,081 and $3,879, respectively. The amounts charged to expense for executive officers and selected other key employees in 2012, 2011 and 2010 were $4,235, $4,067 and $3,879, respectively.

Shares reserved for future issuance — At October 31, 2012, there were 2,682 of common shares reserved for future issuance through the exercise of outstanding options or rights.

Note 12 — Severance and restructuring costs

In order to optimize Industrial Coating Systems operations in Ohio, a restructuring initiative was undertaken in 2012 that resulted in $690 of severance costs. All severance amounts were paid in 2012.

In order to optimize Advanced Technology Systems operations, a restructuring initiative was undertaken in 2012 that will result in the consolidation of a facility in Florida with a facility in California. Severance costs associated with this initiative will be approximately $530. Of that amount, $12 was recorded in 2012, with the remainder to be recorded in 2013.

In 2011, we announced a restructuring of the Georgia operations of our Adhesive Dispensing Systems segment in order to optimize operations and better serve our customers. The restructuring involved the expansion of our facility in Duluth and construction of a new facility in Swainsboro, where operations from our existing Swainsboro facility, as well as facilities in Norcross and Dawsonville, were transferred. Severance costs and other termination fees associated with this action were $2,326. Of the total expense amount, $769 was recorded in 2012, and $1,557 was recorded in 2011. Payments of $2,326 were made in 2012. In addition, $2,916 of expenses related to production inefficiencies and moving costs were incurred in 2012. Of this amount, $2,040 was recorded in cost of sales, and $876 was recorded in severance and restructuring costs.

As a result of this restructuring initiative, we assessed the fair value of the Swainsboro, Norcross and Dawsonville facilities in 2011 and remeasured to fair value two of them using third-party property appraisals or market-corroborated inputs. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $4,150. Impairment losses of $1,322 on the two facilities were recorded in long-lived asset impairments in the Consolidated Statement of Income. The Swainsboro and Norcross facilities were sold in 2012, and the resulting net gain of $830 was included in other income in the Consolidated Statement of Income.

In order to optimize Adhesive Dispensing Systems segment operations in Germany, a restructuring initiative was launched in 2011 that resulted in severance costs of $209. Of that amount, $177 was recorded in 2012, and $32 was recorded in 2011. Payments of $206 were made in 2012. In 2011, we also assessed the fair value of a facility and remeasured it to fair value using a third party appraisal. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $932. An impairment loss of $489 was recorded in long-lived asset impairments in the Consolidated Statement of Income. This facility was sold in 2012, and a loss of $117 was recorded in other expense in the Consolidated Statement of Income.

Cost reduction activities were taken in 2008 through 2010 primarily in response to economic conditions and with the objective of improving operating efficiencies. Total severance and related costs of these actions were $23,986, of which $2,029 was recorded in 2010. The severance costs were recorded in the Corporate segment.

Note 13 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at estimated fair value on the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results since the respective dates of acquisitions are included in the Consolidated Statement of Income.

2012 acquisitions

On June 14, 2012, we acquired 100 percent of the outstanding shares of EDI Holdings, Inc. (EDI), a provider of slot coating and flat polymer extrusion dies for plastic processors and web converters headquartered in Chippewa Falls, Wisconsin. EDI is being reported in our Adhesive Dispensing Systems segment.

On June 21, 2012, we acquired 100 percent of the outstanding shares of Xaloy Superior Holdings, Inc. (Xaloy), a manufacturer of melt delivery components for injection and extrusion machinery in the global plastic processing industry headquartered in New Castle, Pennsylvania. Xaloy is being reported in our Adhesive Dispensing Systems segment.

On August 1, 2012 we acquired 100 percent of the outstanding shares of Sealant Equipment & Engineering, Inc. (SEE), a manufacturer of precision dispense systems and fluid dispense valves headquartered in Plymouth, Michigan. SEE is being reported in our Industrial Coating Systems segment.

These acquisitions were not individually material, but in the aggregate they must be disclosed pursuant to the business combinations guidance. Net sales and net income attributable to these acquisitions since their respective acquisition dates were approximately $76,968 and $2,584, respectively. The table below shows a preliminary allocation of the combined purchase price.

Fair values:	
Current assets	$ 69,940
Non-current assets	57,808
Goodwill	266,677
Intangible assets subject to amortization	122,596
Current liabilities	(31,298)
Non-current liabilities	(33,456)
	452,267
Less cash acquired	(8,403)
Purchase price	$443,864

The intangible assets consist of customer lists of $48,730, which are being amortized over a weighted average life of 9 years; technology assets of $25,740 which are being amortized over a weighted average life of 15 years; trade names of $43,710 which are being amortized over a weighted average life of 15 years; and non-compete agreements of $4,416, which are being amortized over a weighted average life of 2 years. The goodwill of $23,247 associated with the SEE acquisition is tax deductible, and none of the goodwill associated with the EDI and Xaloy acquisitions is tax deductible. However, there is $11,000 of goodwill related to their previous acquisitions that is tax deductible.

The following unaudited pro forma financial information for 2012 and 2011 assumes the acquisitions above occurred as of the beginning of 2011, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisitions been affected on the date indicated, nor are they necessarily indicative of our future results of operations.

	2012	2011
Sales	**$1,537,251**	$1,429,798
Net income	**$ 234,092**	$ 225,867
Basic earnings per share	**$ 3.63**	$ 3.34
Diluted earnings per share	**$ 3.60**	$ 3.30

Proforma results for 2011 were adjusted to include $2,109 of acquisition-related expenses and $4,589 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2012 were adjusted to exclude $2,109 of acquisition-related expenses and $4,589 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2011 and 2012 includes $13,159 and $11,713 of pretax amortization expense related to intangible assets.

2011 acquisitions

Value Plastics — On August 26, 2011, we acquired 100 percent of the outstanding shares of Value Plastics, a leading designer and manufacturer of precision engineered, plastic molded, single-use fluid connection components headquartered in Fort Collins, Colorado. Value Plastics' products are used primarily in critical flow control applications for healthcare and medical device markets. Cash, and proceeds from our revolving loan agreement and private shelf facility with NYLIM, were used for the purchase. Value Plastics supports our strategic objective of building upon our medical and life sciences platform and complements our growing positions in biomaterial delivery devices and medical device assembly. Our global reach and infrastructure will provide opportunities to leverage the business' profitable growth beyond its primary domestic markets served and into general industrial markets. Value Plastics is being reported in our Advanced Technology Systems segment.

The allocation of purchase price is shown in the table below.

Fair values:	
Assets acquired	$ 27,101
Liabilities assumed	(19,288)
Intangible assets subject to amortization	74,720
Goodwill	178,954
	261,487
Less cash acquired	(3,108)
Purchase price	$258,379

The intangible assets include customer relationships of $40,400 being amortized over 25 years, technology and know-how of $18,500 being amortized over 15 years, a trade name asset of $15,400 being amortized over 20 years and a non-compete agreement of $420 being amortized over two years. None of the goodwill associated with the Value Plastics acquisition is tax deductible; however, they had $15,600 of existing goodwill related to a previous acquisition that is tax deductible.

The following unaudited pro forma financial information for 2011 and 2010 assumes the acquisition occurred as of the beginning of 2010, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Value Plastics been affected on the date indicated, nor are they necessarily indicative of our future results of operations.

	2011	2010
Sales	$1,259,127	$1,067,729
Net income	$ 224,934	$ 166,921
Basic earnings per share	$ 3.33	$ 2.47
Diluted earnings per share	$ 3.29	$ 2.44

Proforma results for 2010 were adjusted to include $375 of acquisition-related expenses and $4,575 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2011 were adjusted to exclude $375 of acquisition-related expenses and $2,401 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for both years include $3,829 of pretax amortization expense related to Value Plastics' intangible assets.

Other 2011 acquisitions — On November 1, 2010, we acquired 100 percent of the outstanding shares of Micromedics, an Eagan, Minnesota company that is a leader in applying and dispensing biomaterials for controlling bleeding, healing wounds and other related medical procedures. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $21,296. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $13,312 and identifiable intangible assets of $7,500 were recorded, of which customer relationships is the primary asset valued at $4,550 and amortized over 10 years. Goodwill associated with this acquisition is not tax deductible. Micromedics is being reported in our Advanced Technology Systems segment.

On June 30, 2011, we acquired 100 percent of the outstanding shares of Verbruggen, a Belgium manufacturer of flat dies and coextrusion equipment for the multi-layer flexible packaging industry. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $13,305. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $8,461 and identifiable intangible assets of $4,017 were recorded, of which customer relationships is the primary asset valued at $2,900 and amortized over 11 years. Goodwill associated with this acquisition is not tax deductible. Verbruggen is being reported in our Adhesive Dispensing Systems segment.

Assuming the Micromedics and Verbruggen acquisitions had taken place at the beginning of 2010, pro-forma results for 2011 and 2010 would not have been materially different.

2010 acquisition

On January 5, 2010, we acquired 100 percent of the outstanding shares of G L T Gesellschaft für Löttechnik mbH (GLT), a German distributor of EFD dispensing systems and related products. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $18,576. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $6,034 and identifiable intangible assets of $7,270 were recorded. The identifiable intangible assets consist primarily of $5,661 of customer relationships that are being amortized over 10 years. GLT is being reported in our Advanced Technology Systems segment. Assuming this acquisition had taken place at the beginning of 2010, pro-forma results would not have been materially different.

Note 14 — Divestiture

On June 30, 2010, we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc. These product lines were reported in the Advanced Technology Systems segment. This divestiture did not qualify for discontinued operations treatment, because it was not a component of an entity, as its operations and cash flows were not clearly distinguished from the rest of the entity. During 2010, we recognized a pretax loss on disposition of $357, which is reflected in selling and administrative expenses in the Consolidated Statement of Income. We recognized a pre-tax impairment charge of $14,101 in 2009, including $12,129 of goodwill impairment, to write down the carrying amount of the assets held for sale to the estimated fair value less costs to sell. The tax benefit related to the write-off of our tax basis in the investment in these product lines is discussed in Note 4.

Note 15 — Supplemental information for the statement of cash flows

	2012	2011	2010
Cash operating activities:			
Interest paid	**$ 9,285**	$ 5,179	$ 6,432
Income taxes paid	**70,606**	96,487	21,526
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$12,981**	$ 8,154	$ 5,468
Capitalized lease obligations terminated	**894**	534	721
Shares acquired and issued through exercise of stock options	**2,323**	5,228	5,151

Note 16 — Operating segments and geographic area data

We conduct business in three primary operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems. Effective November 1, 2011, the Industrial Coating Systems segment includes our fuel cell product line that had previously been reported in the Advanced Technology Systems segment. This reclassification more closely reflects the change in management of this product line and its related growth opportunities. Prior year results have been reclassified to reflect the segment change.

Notes to Consolidated Financial Statements — *(Continued)*

The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes severance costs in 2010 associated with a cost reduction program that began in 2008 and expense in 2011 related to the withdrawal from a multiemployer employee pension fund in Japan. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

No single customer accounted for ten percent or more of sales in 2012, 2011 or 2010.

The following table presents information about our reportable segments:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Corporate	Total
Year ended October 31, 2012					
Net external sales	**$684,096**	**$515,992**	**$209,490**	**$ —**	**$1,409,578**
Depreciation	**9,532**	**8,695**	**3,141**	**3,101**	**24,469**
Operating profit	**211,072**[a]	**134,074**	**25,933**[b]	**(35,599)**	**335,480**
Identifiable assets[c]	**611,357**	**718,354**	**110,982**	**395,331**[d]	**1,836,024**
Expenditures for long-lived assets	**14,612**	**6,871**	**4,602**	**4,874**	**30,959**
Year ended October 31, 2011					
Net external sales	$611,911	$437,232	$184,016	$ —	$1,233,159
Depreciation	7,087	7,851	2,855	2,965	20,758
Operating profit (loss)	210,350[a]	114,660	27,220	(36,687)[e]	315,543
Identifiable assets[c]	286,974	691,479	71,438	270,500[d]	1,320,391
Expenditures for long-lived assets	4,477	4,833	2,437	8,492	20,239
Year ended October 31, 2010					
Net external sales	$525,290	$367,900	$148,361	$ —	$1,041,551
Depreciation	8,014	7,502	2,990	4,119	22,625
Operating profit	166,255	84,261	14,574	(30,257)[e]	234,833
Identifiable assets[c]	251,881	476,368	62,451	206,663[d]	997,363
Expenditures for long-lived assets	1,857	2,789	551	9,120	14,317

(a) Includes $3,862 of cost of goods sold — restructuring and severance and restructuring costs in 2012. Includes $1,811 of impairment charges related to write down of assets to fair value and $1,589 of severance charges and other termination fees in 2011.

(b) Includes $690 of severance and restructuring costs in 2012.

(c) Operating segment identifiable assets include notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(d) Corporate assets are principally cash and cash equivalents, deferred income taxes, capital leases, headquarter facilities, the major portion of our enterprise management system, and intangible assets.

(e) Includes $3,120 of expense related to the withdrawal from a multiemployer employee pension fund in Japan in 2011 and severance charges of $2,029 in 2010.

Notes to Consolidated Financial Statements — *(Continued)*

We have significant sales and long-lived assets in the following geographic areas:

	2012	2011	2010
Net external sales			
United States	**$ 388,904**	$ 312,328	$ 273,652
Americas	**109,074**	102,077	78,058
Europe	**381,005**	390,319	336,119
Japan	**127,509**	111,003	93,318
Asia Pacific	**403,086**	317,432	260,404
Total net external sales	**$1,409,578**	$1,233,159	$1,041,551
Long-lived assets			
United States	**$ 127,486**	$ 90,994	$ 80,974
Americas	**3,180**	2,933	1,865
Europe	**14,896**	16,312	13,401
Japan	**3,431**	3,496	3,587
Asia Pacific	**25,938**	17,148	16,568
Total long-lived assets	**$ 174,931**	$ 130,883	$ 116,395

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2012	2011	2010
Total profit for reportable segments	**$335,480**	$315,543	$234,833
Interest expense	**(11,153)**	(5,069)	(6,263)
Interest and investment income	**463**	569	819
Other-net	**1,463**	3,518	1,930
Income before income taxes	**$326,253**	$314,561	$231,319

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2012	2011	2010
Total assets for reportable segments	**$1,836,024**	$1,320,391	$997,363
Customer advance payments	**20,894**	9,375	10,999
Eliminations	**(27,403)**	(25,316)	(22,008)
Total consolidated assets	**$1,829,515**	$1,304,450	$986,354

Note 17 — Goodwill and intangible assets

Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. We assess the fair value of reporting units on a non-recurring basis using a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our reporting units. The implied fair value of our reporting units is determined based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy.

Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. Indications of value derived for each reporting unit using the market approach are corroborated with the results of the discounted cash flow approach. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon results of step one in 2012, 2011 and 2010, the second step of the goodwill impairment test was not necessary.

We acquired Sealant Equipment & Engineering (SEE) on August 1, 2012. Determination of the preliminary goodwill associated with this acquisition was completed with the assistance of an independent valuation specialist in October 2012. Since the date of valuation, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of SEE below its carrying value. For future valuation purposes, this acquisition will be included in the Industrial Coating Systems segment.

On June 14, 2012 we completed the acquisition of EDI that resulted in $127,183 of goodwill. On June 21, 2012 we completed the acquisition of Xaloy that resulted in $116,247 of goodwill. The acquisition of SEE resulted in $23,247 of goodwill.

Changes in the carrying amount of goodwill during 2012 by operating segment follow:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Total
Balance at October 31, 2011	$ 41,962	$505,864	$ —	$547,826
Acquisitions/Adjustment	243,430	(96)	23,247	266,581
Currency effect	(981)	(609)	—	(1,590)
Balance at October 31, 2012	$284,411	$505,159	$23,247	$812,817

Accumulated impairment losses were $232,789 at October 31, 2012 and October 31, 2011. Of these losses, $229,173 related to the Advanced Technology Systems segment and $3,616 related to the Industrial Coating Systems segment.

Information regarding intangible assets subject to amortization follows:

	October 31, 2012		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent/technology costs	**$ 68,892**	**$15,678**	**$ 53,214**
Customer relationships	**126,086**	**18,167**	**107,919**
Noncompete agreements	**9,337**	**5,234**	**4,103**
Trade name	**65,911**	**3,716**	**62,195**
Other	**1,432**	**972**	**460**
Total	**$271,658**	**$43,767**	**$227,891**

	October 31, 2011		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent/technology costs	$ 43,235	$11,571	$ 31,664
Customer relationships	78,324	11,843	66,481
Noncompete agreements	5,042	3,727	1,315
Trade name	22,143	1,530	20,613
Other	1,437	811	626
Total	$150,181	$29,482	$120,699

Amortization expense for 2012 and 2011 was $14,521 and $8,018, respectively.

Estimated amortization expense for each of the five succeeding years follows:

Year	Amounts
2013	$22,436
2014	$20,347
2015	$14,061
2016	$13,383
2017	$12,822

Note 18 — Fair value measurements

The inputs to the valuation techniques used to measure fair value are classified into the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Notes to Consolidated Financial Statements — *(Continued)*

The following table presents the classification of our assets and liabilities measured at fair value on a recurring basis at October 31, 2012:

	Total	Level 1	Level 2	Level 3
Assets:				
Rabbi trust[a]	$13,356	$ —	$13,356	$ —
Forward exchange contracts[b]	1,104	—	1,104	—
Total assets at fair value	$14,460	$ —	$14,460	$ —
Liabilities:				
Deferred compensation plans[c]	$ 6,071	$6,071	$ —	$ —
Forward exchange contracts[b]	433	—	433	—
Total liabilities at fair value	$ 6,504	$6,071	$ 433	$ —

(a) We maintain a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The investment assets of the trust consist of life insurance policies for which we recognize income or expense based upon changes in cash surrender value.

(b) We enter into foreign currency forward contracts to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. Foreign exchange contracts are valued using market exchange rates. These foreign exchange contracts are not designated as hedges.

(c) Senior management and other highly compensated employees may defer up to 100 percent of their salary and incentive compensation into various non-qualified deferred compensation plans. Deferrals can be allocated to various market performance measurement funds. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds.

Fair value disclosures related to impairments of long-lived assets are disclosed in Note 12, and fair value disclosures related to goodwill and indefinite-lived intangible assets are disclosed in Note 17.

Note 19 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
2012:				
Sales	**$275,836**	**$315,193**	**$379,872**	**$438,677**
Gross margin	**169,346**	**189,656**	**223,214**	**241,073**
Net income	**38,338**	**52,111**	**66,694**	**67,686**
Earnings per share:				
Basic	**0.59**	**0.81**	**1.04**	**1.06**
Diluted	**0.58**	**0.80**	**1.03**	**1.04**
2011:				
Sales	$270,962	$318,924	$312,255	$331,018
Gross margin	166,171	197,752	188,050	196,459
Net income	45,897	65,242	56,550	54,675
Earnings per share:				
Basic	0.67	0.96	0.83	0.82
Diluted	0.67	0.95	0.82	0.81

The sum of the per-share amounts for the four quarters of 2012 and 2011 do not equal the annual per-share amounts due to differences in the average number of shares outstanding during the respective periods.

During the first quarter of 2012, pre-tax severance and restructuring costs of $811 and pre-tax costs of $682 related to the termination of a pension plan were recorded. During the second quarter of 2012, pre-tax severance and restructuring costs of $3,776 were recorded. Of this amount, $2,040 was recorded in cost of sales. During the fourth quarter of 2012, a pre-tax gain of $832 on the sale of real estate was recorded.

During the first quarter of 2011, net income tax benefits of $1,242 were recorded as a result of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 that was passed by the U.S. Congress and signed by the President in December 2010. During the third quarter of 2011, a favorable adjustment to unrecognized tax benefits primarily related to settlements with tax authorities reduced income taxes by $2,027. The third quarter also included expense of $3,136 related to a fee paid to withdraw from a multiemployer employee pension fund in Japan.

Note 20 — Contingencies

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2012, and 2011 our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $750 and $795, respectively. The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Note 21 — Subsequent events

On November 12, 2012, we purchased certain assets of Kodama Chemical Industry Co., Ltd a licensed distributor of our EDI business in Japan. This new operation will provide new-die sales to extrusion processors, web converters, and OEMs in Japan and Taiwan and carry out final manufacturing steps on new equipment to enhance die performance and accommodate local requirements. Die remanufacturing will be available to customers throughout the Asia-Pacific region.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2012.

We acquired EDI Holdings, Inc. (EDI) and Xaloy Superior Holdings, Inc. (Xaloy) on June 14, 2012 and June 21, 2012, respectively. They represented 25 percent of our total assets as of October, 31, 2012 and 5 percent of our net sales for the year ended October, 31, 2012. As the acquisitions occurred during the last 12 months, the scope of our assessment of the effectiveness of internal control over financial reporting does not include EDI and Xaloy. This exclusion is in accordance with the SEC's general guidance that assessments of recently acquired businesses may be omitted from our scope in the year of acquisition.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2012.

The independent registered public accounting firm, Ernst & Young LLP, has also audited the effectiveness of our internal control over financial reporting as of October 31, 2012. Their report is included herein.

/s/ MICHAEL F. HILTON
President and Chief Executive Officer
December 17, 2012

/s/ GREGORY A. THAXTON
Senior Vice President, Chief Financial Officer
December 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of EDI Holdings, Inc. (EDI) and Xaloy Superior Holdings, Inc. (Xaloy), which are included in the 2012 consolidated financial statements of Nordson Corporation and constituted 25 percent of total assets as of October, 31, 2012 and 5 percent of sales for the year then ended. Our audit of internal control over financial reporting of Nordson Corporation also did not include an evaluation of the internal control over financial reporting of EDI and Xaloy.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nordson Corporation as of October 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2012 of Nordson Corporation and our report dated December 17, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation as of October 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation at October 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordson Corporation's internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 17, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2012

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our management, with the participation of the principal executive officer (president and chief executive officer) and the principal financial officer (senior vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2012. Based on that evaluation, our management, including the principal executive and financial officers, has concluded that our disclosure controls and procedures were effective as of October 31, 2012 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders.

Our executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

We have adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/governance. We intend to satisfy our disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2012," "Summary Compensation for Fiscal Year 2012," "Grants of Plan-Based Awards for Fiscal Year 2012," "Option Exercises and Stock Vested for Fiscal Year 2012," "Pension Benefits for Fiscal Year 2012," "Nonqualified Deferred Compensation for Fiscal Year 2012" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2012.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,764	$28.35	1,606
Equity compensation plans not approved by security holders	—	—	—
Total	1,764	$28.35	1,606

The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Fees Paid to Ernst and Young LLP" in our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

The following are filed as part of this report:

(a) 1. Financial Statements
The following financial statements are included in Part II, Item 8:

Consolidated Statements of Income for each of the three years in the period ending October 31, 2012

Consolidated Statements of Comprehensive Income for each of the three years in the period ending October 31, 2012

Consolidated Balance Sheets as of October 31, 2012 and October 31, 2011

Consolidated Statements of Shareholders' Equity for each of the three years in the period ending October 31, 2012

Consolidated Statements of Cash Flows for each of the three years in the period ending October 31, 2012

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a) 2. Financial Statement Schedule
Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2012.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a) 3. Exhibits
The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 17, 2012

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ MICHAEL F. HILTON Michael F. Hilton Director, President and Chief Executive Officer (Principal Executive Officer)	December 17, 2012
/s/ GREGORY A. THAXTON Gregory A. Thaxton Senior Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 17, 2012
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Chairman of the Board	December 17, 2012
/s/ LEE C. BANKS Lee C. Banks Director	December 17, 2012
/s/ RANDOLPH W. CARSON Randolph W. Carson Director	December 17, 2012
/s/ ARTHUR L. GEORGE, JR. Arthur L. George, Jr. Director	December 17, 2012
/s/ FRANK M. JAEHNERT Frank M. Jaehnert Director	December 17, 2012

Signatures — *Continued*

/s/ MICHAEL J. MERRIMAN, JR.	December 17, 2012
Michael J. Merriman, Jr. Director	
/s/ MARY G. PUMA	December 17, 2012
Mary G. Puma Director	
/s/ VICTOR L. RICHEY, JR.	December 17, 2012
Victor L. Richey, Jr. Director	
/s/ WILLIAM L. ROBINSON	December 17, 2012
William L. Robinson Director	

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
2010	$ 3,728	6	607	901	(87)	$ 3,353
2011	$ 3,353	22	977	1,047	6	$ 3,311
2012	**$ 3,311**	**648**	**710**	**801**	**(92)**	**$ 3,776**
Inventory Obsolescence and Other Reserves						
2010	$15,740	187	4,233	3,061	(297)	$16,802
2011	$16,802	8	3,982	4,850	108	$16,050
2012	**$16,050**	**2,071**	**6,033**	**3,237**	**(412)**	**$20,505**

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)
3-a-1	Certificate of Amendment to 1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)
3-b	1998 Amended Regulations (incorporated herein by reference to Exhibit 3-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	Note Purchase and Private Shelf Agreement dated February 22, 2008 between Nordson Corporation and Prudential Investment Management, Inc. (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)
4-b	Note Purchase and Private Shelf Agreement for $150 million between Nordson Corporation and New York Life Investment Management LLC dated as of June 30, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
4-c	$500 million Credit Agreement dated December 9, 2011 between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K dated December 12, 2011)
4-d	Credit Agreement dated June 4, 2012 by and among Nordson Corporation, PNC Bank National Association and PNC Capital Markets LLC (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
4-e	Master Note Purchase Agreement dated July 26, 2012 between Nordson Corporation and the purchasers listed therein (incorporated herein by reference to Exhibit 4.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)*
10-b	Nordson Corporation Deferred Compensation Plan*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-b-2	Nordson Corporation 2005 Deferred Compensation Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-a to Registrant's Form 8-K dated December 16, 2008)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2007)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan Agreement (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan (incorporated herein by reference to Exhibit 10-d-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)*

Index to Exhibits — *Continued*

Exhibit Number	Description
10-d-3	Nordson Corporation 2005 Excess Defined Contribution Retirement Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-c to Registrant's Form 8-K dated December 16, 2008)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Pension Plan*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-e-3	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-b to Registrant's Form 8-K dated December 16, 2008)*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 Agreement (incorporated herein by reference to Exhibit 10-g to Registrant's Annual Report on Form 10-K for the year ended October 31, 2008)*
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated February 25, 2008)*
10-h	Nordson Corporation Assurance Trust Agreement (incorporated herein by reference to Exhibit 10-h to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-h-1	Form of Change in Control Retention Agreement between the Registrant and Executive Officers (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated December 16, 2008)*
10-i	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-i to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-j	Compensation Committee Rules of the Nordson Corporation Amended and Restated Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-j to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-m	Employment Agreement between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.3 to Registrant's Form 8-K dated December 21, 2009)*
10-n	Employment Agreement (Change in Control Retention Agreement) between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.4 to Registrant's Form 8-K dated December 21, 2009)*
10-o	Supplemental Retirement Agreement between the Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 10-o to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-p	Stock Purchase Agreement by and among VP Acquisition Holdings, Inc., the Stockholders of VP Acquisition Holdings, Inc., the Optionholders of VP Acquisition Holdings, Inc., American Capital, Ltd., as Securityholder Representative, and Nordson Corporation dated as of July 15, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
10-q	Stock Purchase Agreement Dated May 18, 2012 by and among Nordson Corporation and Bertram Growth Capital I, Bertram Growth Capital II, Bertram Growth Capital II-A, and EDI Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)

Exhibit Number	Description
10-r	Agreement and Plan of Merger by and among Xaloy Superior Holdings, Inc., Nordson Corporation, Buckeye Merger Corp. and Sellers' Representative dated as of June 2, 2012 (incorporated herein by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
101	The following financial information from Nordson Corporation's Annual Report on Form 10-K for the year ended October 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income for the years ended October 31, 2012, 2011 and 2010, (ii) the Consolidated Statements of Comprehensive Income for the years ended October 31, 2012, 2011 and 2010 (iii) the Consolidated Balance Sheets at October 31, 2012 and 2011, (iv) the Consolidated Statements of Changes in Shareholders' Equity for the years ended October 31, 2012, 2011 and 2010, (v) the Consolidated Statements of Cash Flows for the years ended October 31, 2012, 2011 and 2010, and (vi) Notes to Consolidated Financial Statements.

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson Osterreich GmbH
Belgium	Nordson Benelux S.A./N.V.
Belgium	Constructiewerkhuizen G. Verbruggen NV(1)
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co., Ltd.
China	Dage Test Systems (Suzhou) Co. Ltd.(2)
China	Dage Trading (Suzhou) Co. Ltd.(2)
China	EDI Precision Dies (Shanghai) Co. Ltd.
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.S.
France	Dosage 2000 S.A.R.L.(3)
Germany	Nordson Deutschland GmbH(4)
Germany	Nordson Engineering GmbH(5)
Germany	Dage Deutschland GmbH(6)
Germany	Nordson Holdings S.a.r.l. & Co. KG(7)
Germany	Xaloy Europe GmbH
Germany	EDI GmbH
Germany	EDI GmbH & Co. K.G.
Germany	Extrusion Dies Management GmbH
Hong Kong	Nordson Asia Pacific, Ltd.
Hong Kong	Value Plastics (Asia Pacific)(8)
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Italy	Xaloy Italia S.r.l.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Japan	Dage Japan Co., Ltd.(2)
Japan	Xaloy Japan Co., Ltd.(9)
Japan	EDI Asia Pacific, K.K.
Luxembourg	Nordson European Holdings Luxembourg S.a.r.l.
Luxembourg	Nordson S.a.r.l.(1)
Luxembourg	Nordson Luxembourg S.a.r.l.(10)
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Russia Limited Liability Company
Singapore	Nordson S.E. Asia (Pte.) Ltd.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Singapore	Dage (SEASIA) Pte. Ltd.[2]
South Africa	Nordson SA
South Korea	Nordson Korea
Spain	Nordson Iberica, S.A.
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.[11]
Thailand	Xaloy Asia (Thailand) Ltd.[9]
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Dage Holdings Limited
DOMESTIC:	
California	Asymptotic Technologies, Inc. dba: Nordson Asymtek
California	March Plasma Systems, Inc. dba: Nordson March
California	Dage Precision Industries, Inc.[2] dba: Nordson Dage
California	YESTech, Inc. dba: Nordson YESTech
Colorado	Value Plastics, Inc.[8]
Delaware	VP Acquisition Holding, Inc.[12]
Delaware	Xaloy Holdings, Inc.
Delaware	Xaloy Incorporated[9]
Delaware	Xaloy Extrusion L.L.C[9]
Michigan	Sealant Equipment & Engineering, Inc.
Minnesota	Micromedics, Inc[12]
Ohio	Nordson U.S. Trading Company
Ohio	Nordson England L.L.C.
Ohio	Nordson Medical Corporation
Ohio	Spirex Corporation[9]
Pennsylvania	New Castle Industries, Inc.[9]
Rhode Island	Nordson EFD LLC.
Rhode Island	EFD, International, Inc.
Wisconsin	EDI Holdings, Inc.
Wisconsin	Extrusion Dies LLC[13]
Wisconsin	Premier Dies Corporation

Ownership Legend

(1) Owned by Nordson Luxembourg S.a.r.l.
(2) Owned by Dage Precision Industries Ltd.
(3) Owned by Nordson Corporation and Nordson EFD L.L.C.
(4) Owned by Nordson Engineering GmbH and Nordson Holdings S.a.r.l. & Company KG
(5) Owned by Nordson Holdings S.a.r.l. & Company KG
(6) Owned by Nordson England L.L.C.
(7) Owned by Nordson S.a.r.l. and Nordson Luxembourg S.a.r.l.
(8) Owned by VP Acquisition Holdings, Inc.
(9) Owned by Xaloy Holdings, Inc.
(10) Owned by Nordson European Holdings Luxembourg S.ar.l.
(11) Owned by Nordson Benelux S.A./N.V.
(12) Owned by Nordson Medical Corporation
(13) Owned by EDI Holdings, Inc.

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-167406) pertaining to the Nordson Employees' Savings Trust Plan and Nordson Hourly-Rated Employees' Savings Trust Plan;
2. Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan;
3. Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan;
4. Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan; and
5. Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan

of our reports dated December 17, 2012, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in this Annual Report (Form 10-K) of Nordson Corporation for the year ended October 31, 2012.

Ernst + Young LLP

Cleveland, Ohio

December 17, 2012

Certifications
EXHIBIT 31.1
CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael F. Hilton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

Date: December 17, 2012

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

Date: December 17, 2012

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Hilton, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

December 17, 2012

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, senior vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

December 17, 2012


MIX
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This report was bound using Nordson adhesive dispensing equipment.

Nordson delivers

precision technology solutions

that help customers

succeed worldwide



Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145-4551 USA

+1.440.892.1580
www.nordson.com
Nasdaq: NDSN

Twitter: @Nordson_Corp
Facebook.com/Nordson


Nordson

Adhesive Dispensing Systems

48% of Nordson's FY2012 Revenue

Product Lines	Packaging Systems	Nonwoven Systems	Product Assembly	Web Coating Systems	Plastics Processing
	Automated adhesive dispensing equipment used in the food and beverage and packaged goods industries.	Automated equipment for applying adhesives, lotions and liquids to disposable products.	Automated adhesive and sealant dispensing equipment for bonding or sealing plastic, metal and wood products, and for the paper and paperboard converting industries.	Laminating and coating systems used to manufacture continuous-roll goods in the textile, paper and nonwoven fabrics industries.	Precision components and systems for plastic extrusion and injection molding processes in a wide range of applications.
Key Applications & Markets	• Beverage straw and spout attachment • Convenience food packaging • Corrugated box sealing • Case and sift-proof sealing • Container and bottle labeling • Pallet stabilization • Tamper evident closure	• Adult incontinence products • Baby diapers and child training pants • Medical products, surgical drapes and gowns • Feminine hygiene products • Tissues and towels	• Appliances • Building and construction • Electronics • Furniture • Solar energy • Vehicle components • Windows and doors • Bags, sacks, envelopes, folding cartons • Bookbinding	• Carpet • Films • Foil • Labels • Nonwoven fabrics • Tapes • Textiles	• Building products • Consumer goods • Flexible packaging • Medical • Transportation and aerospace
Growth Drivers	• Increased consumption of packaged foods and convenience items in emerging markets. • Technology upgrades that deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Baby diaper/feminine hygiene product penetration at early stages in emerging markets. • Technology upgrades to deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Replacement of mechanical fasteners with adhesives. • Growth in structural PUR reactive hot melts for stronger bonds and greater efficiency. • Building and construction.	• Increased consumption of convenience items in emerging markets. • Building and construction.	• Rapid growth of flexible packaging. • Increased use of lightweight, durable plastics in electronics, medical devices, and vehicles. • Building and construction.

Advanced Technology Systems

37% of Nordson's FY2012 Revenue

Product Lines	Nordson ASYMTEK	Nordson EFD	Nordson MARCH	Nordson DAGE	Nordson YESTECH	Nordson MICROMEDICS	Value Plastics
	Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids.	Precision manual and automated dispensers and disposable components for applying controlled amounts of adhesives, sealants, lubricants and other assembly fluids.	Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries.	Bond testing and x-ray inspection systems for yield enhancement in electronic assembly industries.	Automated optical inspection and x-ray inspection systems for yield enhancement in electronic assembly industries.	Single and dual syringe applicators with interchangeable tips for the precise application of biomaterials in surgical procedures.	Precision engineered, plastic molded, single-use fluid connection components used in critical flow control applications.
Key Applications & Markets	• Mobile phones, tablets, flat panel displays, LEDs and electronic components • Medical devices • PCs, netbooks and notebooks • Printed circuit boards and semiconductor packaging • Energy	• Consumer goods • Electronics • Industrial assembly • Life sciences • Photo-voltaics and solar energy • Transportation	• Electronics • Hard disk drives • Printed circuit boards • Semiconductors • Medical instruments • Wafer level packaging	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs • Research	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs	• Wound healing • Bleeding control • Bone grafts • Aesthetic devices • Related medical procedures	• Anesthesia • Cardiovascular surgery • Ophthalmic surgery • Blood management • Industrial pneumatic control systems • Water treat-ment • Analytical instrumentation
Growth Drivers	• Proliferation of mobile devices. • Smaller devices with complex chip architectures. • Conversion of wire bonded chips to flip chips. • Expansion of electronics in consumer and industrial devices. • MEMS devices.	• Expansion of electronics in consumer and industrial devices. • Replacement of mechanical fasteners with adhesives and assembly fluids. • Growth and sophistication of medical devices driven by new procedures. • Expansion of solar energy. • LED emergence into general lighting.	• Flexible substrates • Higher density interconnects • Plasma deposited coatings	• Complex chip architectures where x-ray inspection is only solution. • Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity. • LED emergence into general lighting.	• Complex chip architectures where x-ray inspection is only solution. • Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity.	• New biomaterials. • New surgical procedures and treatments. • Aging populations. • Trend to disposable products for sanitary reasons. • Pace of product innovation in medical space. • Improving health care in emerging markets. • Geographic expansion.	• Aging populations. • Trend to disposable products for sanitary reasons. • Pace of product innovation. • Improving health care in emerging markets. • New surgical procedures and treatments. • Penetration of industrial applications. • Geographic expansion.

Industrial Coating Systems

15% of Nordson's FY2012 Revenue

Product Lines	Powder Coating Systems	Container Coating Systems	Liquid Finishing Systems	Cold Material Systems	UV Curing Systems
	Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products.	Automated and manual dispensing and curing systems used to treat and cure food and beverage containers.	Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products.	Products and systems for dispensing multiple component adhesive and sealant materials in general industrial and transportation applications.	Ultraviolet equipment used in curing and drying operations for coatings, paints and other materials.
Key Applications & Markets	• Agriculture, construction, lawn and garden equipment • Appliances • General metal • Home and office furniture, wood and metal shelving • Pipe coating • Vehicle components	• Can marking and identification • Can neck lubrication • Compound can end lining • Inside container coating • Metal tubes • Score repair	• Automotive components and wheels • Construction • Decorative hardware • General metal finishing • Glass bottle coating • Metal drums • Wood doors, cabinets and molding	• Aerospace • Alternative energy • Appliances • Automotive • Composites • Construction • Electronics • Medical	• Electronics • Plastic containers • Plastic film • Semiconductor equipment • Wood and medium density fiberboard
Growth Drivers	• Environmental advantages of powder coatings. • Productivity investments and lean manufacturing. • Consumer demand for customized products. • Growing oil and gas production. • Growth of agriculture related equipment.	• Can innovations. • Technology innovations. • Emerging applications in glass, plastic and aerosol containers. • Productivity investments and lean manufacturing.	• Building and construction. • Consumer demand for customized products. • Productivity investments and lean manufacturing.	• Replacement of mechanical fasteners with adhesives. • Increased bonding of dissimilar materials. • Continued penetration of emerging markets.	• Expansion of electronics in consumer and industrial devices and innovations in semi-conductors. • Opportunities in plastic decorating and related applications. • Productivity investments and lean manufacturing.

executive officers & board of directors

EXECUTIVE OFFICERS



MICHAEL F. HILTON
President
and Chief Executive Officer



GREGORY A. THAXTON
Senior Vice President,
Chief Financial Officer



JOHN J. KEANE
Senior Vice President,
Advanced Technology Systems



PETER G. LAMBERT
Senior Vice President,
Adhesive Dispensing Systems



DOUGLAS C. BLOOMFIELD
Vice President,
Industrial Coating Systems



GREGORY P. MERK
Vice President,
Pacific South Division



JAMES E. DEVRIES
Vice President,
Continuous Improvement



SHELLY M. PEET
Vice President,
Human Resources



ROBERT E. VEILLETTE
Vice President,
General Counsel and Secretary

BOARD OF DIRECTORS



Chairman
JOSEPH P. KEITHLEY
Former Chairman, President and Chief Executive Officer,
Keithley Instruments, Inc.



LEE C. BANKS
Vice President and Operating Officer,
Parker Hannifin Corporation



RANDOLPH W. CARSON
Retired Executive Officer,
Eaton Corporation



ARTHUR L. GEORGE, JR.
Senior Vice President,
Texas Instruments Inc.



MICHAEL F. HILTON
President and Chief Executive Officer,
Nordson Corporation



FRANK M. JAEHNERT
President, Chief Executive Officer
and Director,
Brady Corporation



MICHAEL J. MERRIMAN, JR.
Operating Advisor,
Resilience Capital Partners LLC



MARY G. PUMA
Chairman and Chief Executive Officer,
Axcelis Technologies, Inc.



VICTOR L. RICHEY, JR.
Chairman, President and
Chief Executive Officer,
ESCO Technologies, Inc.



WILLIAM L. ROBINSON
Distinguished Professor of Law,
University of the District of Columbia's
David A. Clarke School of Law

Media and Investor Relations Contact: James R. Jaye | Director, Communications & Investor Relations | +1.440.414.5639 | jim.jaye@nordson.com